As filed with the Securities and Exchange Commission on November 13, 2003
Registration No. 333-________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
_________________
Capitol Bancorp Ltd.
(Exact name of registrant as specified in its charter)

MICHIGAN (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	6711 (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER)	38-2761672 (I.R.S. EMPLOYER IDENTIFICATION NO.)

Capitol Bancorp Center
200 Washington Square North, Fourth Floor
Lansing, Michigan 48933
(517) 487-6555

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Cristin Reid English, Esq.
200 Washington Square North, Fourth Floor
Lansing, Michigan 48933
(517) 487-6555

(Name and address, including zip code, and telephone number, including area code, of agent for service)
_______________________
Copy to:

Phillip D. Torrence, Esq.
Miller, Canfield, Paddock and Stone, PLC
444 W. Michigan Ave.
Kalamazoo, Michigan 49007
(269) 383-5804

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.[_]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities Being Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (2)	Amount Of Registration Fee

Common stock (no par value)	73,722	N/A	$2,084,490	$169

(1)

Based on 46,139 shares of common stock, $5.00 par value, of Arrowhead Community Bank, which is the maximum number of shares of Arrowhead common stock (excluding shares held by Capitol) that may be issued and outstanding immediately prior to the consummation of the exchange transaction and 60,000 stock options of Arrowhead Community Bank outstanding, multiplied by the proposed fixed exchange ratio of .694586.

(2)

Pursuant to Rules 457(f)(1) and 457(c) under the Securities Act of 1933, as amended, the registration fee has been calculated based on a price of $28.275 per share of Capitol common stock (the average of the high and low price per share of common stock of Capitol as reported on the New York Stock Exchange on November 12, 2003), and the fixed exchange ratio of .694586 Capitol shares that may be issued in the consummation of the exchange transaction contemplated.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROXY STATEMENT/PROSPECTUS
PROPOSED PLAN OF SHARE EXCHANGE

        The Board of Directors of Arrowhead Community Bank has approved a Plan of Share Exchange that contemplates the exchange of the shares of Arrowhead common stock held by all shareholders other than Capitol Bancorp Limited. Capitol currently holds 87.08% of Arrowhead’s common stock. As a result of the exchange, Arrowhead will become a wholly-owned subsidiary of Capitol.

        If the exchange is approved, each share of Arrowhead common stock will be converted into the right to receive Capitol common stock according to a fixed exchange ratio. The exchange ratio is calculated by dividing $18.91264, the per share value of Arrowhead common stock, by $27.22865, the average closing prices of Capitol’s common stock for the month ended September 30, 2003. At September 30, 2003, the book value per share of Arrowhead common stock was $12.93374, compared to share value of Arrowhead of $18.91264 based on the proposed exchange. If the share exchange is approved, each shareholder of Arrowhead would receive in the exchange .694586 shares of Capitol common stock for each share of Arrowhead common stock. The share value of Arrowhead has been determined and offered by Capitol solely based on its arbitrary valuation for purposes of this proposed exchange.

        Capitol has made similar share exchanges with minority shareholders of some of its banks previously. It also has other similar share exchange proposals pending currently. In these share exchange proposals, including the proposed Arrowhead share exchange, Capitol’s proposal is based on some premium over the book value of the bank’s common stock. However, the share values for the bank’s common stock always are different and, as stated previously, Capitol’s offer is based on its arbitrary valuation solely for purposes of the proposed exchange(s).

        Capitol estimates that Capitol will issue approximately 32,048 shares of Capitol common stock to Arrowhead shareholders in the exchange, but could be more if any of Arrowhead’s stock options are exercised prior to the exchange. Those shares will represent less than 5% of the outstanding Capitol common stock after the exchange. Capitol’s common stock currently trades on the New York Stock Exchange under the symbol “CBC”.

        Arrowhead’s Board of Directors has scheduled a meeting of Arrowhead shareholders to vote on the Plan of Share Exchange. The attached proxy statement/prospectus includes detailed information about the time, date and place of the shareholders’ meeting.

        This document gives you detailed information about the meeting and the proposed exchange. You are encouraged to read this document carefully. IN PARTICULAR, YOU SHOULD READ THE “RISK FACTORS” SECTION BEGINNING ON PAGE 13 FOR A DESCRIPTION OF VARIOUS RISKS YOU SHOULD CONSIDER IN EVALUATING THE EXCHANGE OF YOUR ARROWHEAD COMMON STOCK FOR CAPITOL’S COMMON STOCK.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This proxy statement/prospectus is dated __________, 2003, and is first being mailed to shareholders of Arrowhead on or about ___________, 2003.

[This page intentionally left blank]

TABLE OF CONTENTS

ANSWERS TO FREQUENTLY ASKED QUESTIONS	5

SUMMARY	8
Reasons for the Exchange	8
The Special Shareholders' Meeting	8
Recommendation to Shareholders	8
Votes Required	9
Record Date; Voting Power	9
What Shareholders will Receive in the Exchange	9
Accounting Treatment	9
Tax Consequences of the Exchange to Arrowhead Shareholders	10
Dissenters' Rights	10
Opinion of Financial Advisor	10
The Plan of Share Exchange	10
Termination of the Exchange	10
Your Rights as a Shareholder Will Change	10

SELECTED CONSOLIDATED FINANCIAL DATA	11

RISK FACTORS	13

RECENT DEVELOPMENTS	18

COMPARATIVE HISTORICAL, PRO FORMA AND PRO FORMA EQUIVALENT PER SHARE INFORMATION	19

CAPITALIZATION	20

DIVIDENDS AND MARKET FOR COMMON STOCK	22

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	23

INFORMATION ABOUT CAPITOL	24

INFORMATION ABOUT ARROWHEAD	24

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION	26

THE EXCHANGE	29
General	29
Background of the Exchange	29
Arrowhead's Reasons for the Exchange	30
Capitol's Reasons for the Exchange	30
Terms of Exchange	30
Arrowhead Board Recommendation	30
Accounting Treatment	31
Pro Forma Data	31
Material Federal Income Tax Consequences	31
Regulatory Matters	33
Dissenters' Rights	33
Federal Securities Laws Consequences; Stock Transfer Restrictions	34

TABLE OF CONTENTS - Continued

OPINION OF FINANCIAL ADVISOR	35

THE CLOSING	38
Effective Time	38
Shares Held by Capitol	38
Procedures for Surrender of Certificates; Fractional Shares	38
Fees and Expenses	39
Stock Market Listing	39
Amendment and Termination	39

THE SHAREHOLDERS' MEETING	40
Date, Time and Place	40
Matters to be Considered at the Shareholders' Meeting	40
Record Date; Stock Entitled to Vote; Quorum	40
Votes Required	40
Share Ownership of Management	40
Voting of Proxies	41
General Information	41
Solicitation of Proxies; Expenses	41

COMPARISON OF SHAREHOLDER RIGHTS	42

DESCRIPTION OF CAPITAL STOCK OF CAPITOL	43
Rights of Common Stock	43
Shares Available for Issuance	43
Capitol's Preferred Securities	44
Anti-Takeover Provisions	44

WHERE YOU CAN FIND MORE INFORMATION	46

LEGAL MATTERS	47

EXPERTS	47

LIST OF ANNEXES

ANNEX A Plan of Share Exchange	A-1
ANNEX B Opinion of Financial Advisor	B-1
ANNEX C Tax Opinion of Miller, Canfield, Paddock and Stone, PLC	C-1
ANNEX D Financial Information Regarding Arrowhead Community Bank	D-1
ANNEX E Financial and Other Information Regarding Capitol Bancorp Ltd.	E-1
ANNEX F Excerpts of Arizona Revised Statutes Regarding Dissenters' Rights	F-1

ANSWERS TO
FREQUENTLY ASKED QUESTIONS

Q:	Why am I receiving these materials?

A:	Arrowhead’s Board of Directors has approved the exchange of the 12.92% of Arrowhead’s common stock not owned by Capitol for shares of common stock of Capitol. The exchange requires the approval of Arrowhead’s shareholders. Arrowhead is sending you these materials to help you decide whether to approve the exchange.

Q:	What will I receive in the exchange?

A:	You will receive shares of Capitol common stock, which are publicly traded currently on the New York Stock Exchange under the symbol "CBC". If the exchange is approved, you would receive .694586 shares of Capitol common stock for each share of Arrowhead common stock you own. Any fractional shares will be paid in cash.

Q:	What do I need to do now?

A:	After you have carefully read this document, indicate on the enclosed proxy card how you want to vote. Sign and mail the proxy card in the enclosed prepaid return envelope as soon as possible. You should indicate your vote now even if you expect to attend the shareholders’ meeting and vote in person. Indicating your vote now will not prevent you from later canceling or revoking your proxy right up to the day of the shareholders’ meeting and will ensure that your shares are voted if you later find you cannot attend the shareholders’ meeting.

Q:	What do I do if I want to change my vote?

A:	You may change your vote:

•	by sending a written notice to the President of Arrowhead prior to the shareholders' meeting stating that you would like to revoke your proxy;

•	by signing a later-dated proxy card and returning it by mail prior to the shareholders' meeting, no later than _________, 2003; or

•	by attending the shareholders' meeting and voting in person.

Q:	What vote is required to approve the exchange?

A:	In order to complete the exchange, holders of a majority of the shares of Arrowhead common stock (other than Capitol) must approve the Plan of Share Exchange. If you do not vote your Arrowhead shares, the effect will be a vote against the Plan of Share Exchange.

Q:	Should I send in my stock certificates at this time?

A:	No. After the exchange is approved, Capitol or Capitol's stock transfer agent will send Arrowhead shareholders written instructions for exchanging their stock certificates.

Q:	When do you expect to complete the exchange?

A:	As quickly as possible after _________, 2003. Approval by Arrowhead's shareholders at the shareholders' meeting must be obtained first. It is anticipated the exchange will be completed by _________, 2003.

Q:	Where can I find more information about Capitol?

A:	This document incorporates important business and financial information about Capitol from documents filed with the SEC that have not been delivered or included with this document. This information is available to you without charge upon written or oral request. You can obtain the documents incorporated by reference in this proxy statement/prospectus through the Securities and Exchange Commission website at www.sec.gov or by requesting them in writing or by telephone from Capitol at the following address:

Capitol Bancorp Limited
Capitol Bancorp Center
200 Washington Square North, Fourth Floor
Lansing, Michigan 48933
Attention: General Counsel
Telephone Number: (517) 487-6555

        IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SHAREHOLDERS’ MEETING, YOU SHOULD MAKE YOUR REQUEST NO LATER THAN _________, 2003.

        For more information on the matters incorporated by reference in this document, see “Where You Can Find More Information”.

WHO CAN ANSWER YOUR QUESTIONS?

        If you have additional questions, you should contact:

Arrowhead Community Bank
17235 North 75th Avenue
Suite B100
Glendale, Arizona 85308
(623) 776-0800
Attention: Arlene Kulzer
President

or

Capitol Bancorp Limited
Capitol Bancorp Center
200 Washington Square North, Fourth Floor
Lansing, Michigan 48933
(517) 487-6555
Attention: Brian K. English
General Counsel

If you would like additional copies of this
proxy statement/prospectus you should contact:
Capitol Bancorp Ltd. at the above address and phone number.

SUMMARY

        This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. To understand the proposed exchange fully and the consequences to you, You should read carefully the entire proxy statement/prospectus and the documents referred to in this document. See “Where You Can Find More Information”.

        Capitol Bancorp Limited is a bank holding company with headquarters located at the Capitol Bancorp Center, 200 Washington Square North, Fourth Floor, Lansing, Michigan 48933. Capitol’s telephone number is (517) 487-6555. Additionally, Capitol has its Western Region headquarters located at 2777 East Camelback Road, Suite 375, Phoenix, Arizona 85016. Capitol’s telephone number at its Western Region headquarters is (602) 955-6100.

        Capitol is a uniquely structured affiliation of community banks. It currently has 30 wholly or majority-owned bank subsidiaries, including Arrowhead Community Bank. Each bank is viewed by management as being a separate business from the perspective of monitoring performance and allocation of financial resources. Capitol uses a unique strategy of bank ownership and development through a tiered structure.

        Capitol’s operating strategy is to provide transactional, processing and administrative support and mentoring to aid in the effective growth and development of its banks. It provides access to support services and management with significant experience in community banking. These administrative and operational support services do not require a direct interface with the bank customer and therefore can be consolidated more efficiently without affecting the bank customer relationship. Subsidiary banks have full decision-making authority in structuring and approving loans and in the delivery and pricing of other banking services.

        Arrowhead Community Bank is a commercial bank with its headquarters at 17235 North 75th Avenue, Suite B100, Glendale, Arizona 85308. Arrowhead’s telephone number is (623) 776-0800.

        Arrowhead has been, since it commenced business, an affiliate and controlled subsidiary of Capitol. Arrowhead commenced the business of banking on September 21, 2000. Arrowhead offers a full range of commercial banking services. For periods from its inception up to March 31, 2002, Arrowhead was a majority-owned subsidiary of Sun Community Bancorp Limited. Sun was previously a majority-owned subsidiary of Capitol Bancorp Limited. Effective March 31, 2002, Sun became a wholly-owned subsidiary of Capitol as of the result of a share exchange transaction and was merged into Capitol and, accordingly, Arrowhead became a majority-owned subsidiary of Capitol.

Reasons for the Exchange (page 30)

        It is believed that the exchange will provide you with greater liquidity and flexibility because Capitol’s common stock is publicly traded. The exchange will also provide you with greater diversification, since Capitol is active in more than one geographic area and across a broader customer base.

The Shareholders’ Meeting (page 40)

        The meeting of Arrowhead shareholders will be held on _________, 2003 at ____ a.m., local time, at Arrowhead Community Bank at 17235 North 75th Avenue, Suite B100, Glendale, Arizona 85308.

Recommendation to Shareholders (page 30)

        The Arrowhead board believes that the exchange is fair to you and in the best interests of both you and Arrowhead and recommends that you vote FOR approval of the share exchange.

Votes Required (page 40)

        Approval of the Plan of Share Exchange requires the favorable vote of a majority of the outstanding shares of Arrowhead common stock excluding the shares held by Capitol. This is more than the vote required by law, but Arrowhead’s board has set the vote requirement to be sure the exchange is what you, the shareholders of Arrowhead, want. Capitol holds 87.08% of the outstanding shares of Arrowhead common stock. Arrowhead’s Board of Directors and officers hold 2.95% of the outstanding shares of Arrowhead common stock, or 22.85% of all shares not held by Capitol. The majority of the Board of Directors have agreed to vote their shares FOR approval of the Plan of Share Exchange.

Record Date; Voting Power (page 40)

        Arrowhead shareholders may vote at the shareholders’ meeting if they owned shares of common stock at the close of business on _______, 2003. At the close of business on September 30, 2003, 46,139 shares of Arrowhead common stock were outstanding (excluding shares held by Capitol). For each share of Arrowhead common stock that you owned as of the close of business on that date, you will have one vote in the vote of common shareholders at the shareholders’ meeting on the proposal to approve the Plan of Share Exchange.

What Shareholders Will Receive in the Exchange (page 30)

        In the exchange, each outstanding share of Arrowhead common stock will be automatically converted into the right to receive Capitol common stock, according to an “exchange ratio”. The exchange ratio is fixed, and if the exchange is approved, each shareholder of Arrowhead would receive in the exchange .694586 Capitol common stock for each share of Arrowhead common stock. The exchange ratio is determined by dividing the Arrowhead Share Value by the Capitol Share Value, where:

Arrowhead Share Value. The value of each share of Arrowhead common stock shall be $18.91264.

Capitol Share Value. The share value of each share of Capitol common stock shall be $27.22865, the average of the closing prices of Capitol common stock for the month ended September 30, 2003, as reported by the New York Stock Exchange.

        The Arrowhead Share Value of $18.91264 compares to the book value per Arrowhead share of $12.93374 as of September 30, 2003. Based on the fixed exchange ratio, and if the exchange is approved, each shareholder would receive .694586 shares of Capitol common stock for each share of Arrowhead common stock.

        Each Arrowhead shareholder (except Capitol) will receive shares of Capitol common stock in exchange for his, her or their Arrowhead common stock calculated by multiplying the number of shares of Arrowhead common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash.

Accounting Treatment (page 31)

        Capitol’s acquisition of the minority interest of Arrowhead will be accounted for under the purchase method of accounting. After the exchange, all of Arrowhead’s results from operations will be included in Capitol’s income statement, as opposed to only a portion, which is currently reported.

Tax Consequences of the Exchange to Arrowhead Shareholders (page 31)

        Capitol’s tax counsel has rendered its opinion that the exchange should be treated as a reorganization for United States federal income tax purposes. Accordingly, Arrowhead shareholders generally will not recognize any gain or loss for United States federal income tax purposes on the exchange of their Arrowhead shares for shares of Capitol’s common stock in the exchange, except for any gain or loss recognized in connection with the receipt of cash instead of a fractional share of Capitol’s common stock. Tax counsel’s opinion is attached as Annex C to this proxy statement/prospectus. Tax counsel’s opinion is subject to certain assumptions which may limit its application in particular instances.

        Tax matters are very complicated, and the tax consequences of the exchange to each Arrowhead shareholder will depend on the facts of that shareholder’s situation. You are urged to consult your tax advisor for a full understanding of the tax consequences of the exchange to you.

Dissenters’ Rights (page 33)

        Under Arizona law, shareholders of Arrowhead are entitled to dissent from and obtain fair value for their shares in connection with the Plan of Share Exchange.

Opinion of Financial Advisor (page 35)

        Arrowhead retained JMP Financial, Inc. as its financial advisor and agent in connection with the exchange to render a financial fairness opinion to the Arrowhead shareholders.

        In deciding to approve the exchange, the Arrowhead board considered this opinion, which stated that as of its date and subject to the considerations described in it, the consideration to be received in the exchange by holders of Arrowhead common stock is fair from a financial point of view. The opinion is attached as Annex B to this proxy statement/prospectus.

The Plan of Share Exchange (page 29)

        The Plan of Share Exchange is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the Plan of Share Exchange because it is the legal document that governs the exchange.

Termination of the Exchange (page 39)

        Arrowhead and Capitol can jointly agree to terminate the plan of exchange at any time without completing the exchange.

        Arrowhead can terminate the exchange if a majority of Arrowhead’s shareholders (other than Capitol) fail to approve the exchange at the shareholders’ meeting; or a governmental authority prohibits the exchange.

Your Rights as a Shareholder Will Change (page 42)

        Your rights as an Arrowhead shareholder are determined by Arizona’s banking law and by Arrowhead’s articles of incorporation and by-laws. When the exchange is completed, your rights as a Capitol stockholder will be determined by Michigan law relating to business corporations (not the banking law) and by Capitol’s articles of incorporation and by-laws. See “Comparison of Shareholders Rights”.

SELECTED CONSOLIDATED FINANCIAL DATA

        The consolidated financial data below summarizes historical consolidated financial information for the periods indicated and should be read in conjunction with the financial statements and other information included in Capitol’s Annual Report on Form 10-K for the year ended December 31, 2002, which is incorporated herein by reference. The consolidated financial data below for the interim periods indicated has been derived from, and should be read in conjunction with, Capitol’s Quarterly Report on Form 10-Q for the period ended September 30, 2003, which is incorporated herein by reference. See “Where You Can Find More Information”. The interim results include all adjustments of a normal recurring nature that are, in the opinion of management, considered necessary for a fair presentation. Interim results for the nine months ended September 30, 2003 are not necessarily indicative of results which may be expected in future periods, including the year ending December 31, 2003. Because of the number of banks added throughout the period of Capitol’s existence, and because of the differing ownership percentage of banks included in the consolidated amounts, historical operating results are of limited relevance in comparing financial performance and predicting Capitol’s future operating results.

        Capitol’s consolidated balance sheets as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2002, 2001 and 2000 are incorporated herein by reference. The selected financial data provided below as of September 30, 2003 and for the nine months ended September 30, 2003 and 2002 have been derived from Capitol’s consolidated financial statements which are incorporated herein by reference. Selected balance sheet data as of September 30, 2002 and December 31, 2000, 1999 and 1998 and results of operations data for the years ended December 31, 1999 and 1998 were derived from consolidated financial statements which are not incorporated in this proxy statement/prospectus.

        Under current accounting rules, entities which are more than 50% owned by another are consolidated or combined for financial reporting purposes. This means that all of the assets and liabilities of subsidiaries (including Arrowhead) are included in Capitol’s consolidated balance sheet. Capitol’s consolidated net income, however, only includes its subsidiaries’ (including Arrowhead) net income or net loss to the extent of its ownership percentage. This means that when a newly formed bank incurs early start-up losses, Capitol will only reflect that loss based on its ownership percentage. Conversely, when banks generate income, Capitol will only reflect that income based on its ownership percentage.

	Capitol Bancorp Limited

	As of and for the Nine Months Ended September 30		As of and for the Years Ended December 31

	2003	2002	2002	2001	2000	1999	1998
	(dollars in thousands, except per share data)
Selected Results of Operations Data:
Interest income	$122,557	$116,278	$156,454	$153,797	$132,311	$93,602	$69,668
Interest expense	38,185	42,841	55,860	73,292	65,912	46,237	36,670
Net interest income	84,372	73,437	100,594	80,505	66,399	47,365	32,998
Provision for loan losses	6,608	8,692	12,676	8,167	7,216	4,710	3,523
Net interest income after provision
for loan losses	77,764	64,745	87,918	72,338	59,183	42,655	29,475
Noninterest income	15,187	10,375	14,982	9,585	6,137	4,714	3,558
Noninterest expense	65,493	56,762	77,151	64,136	52,846	40,257	26,325
Income before income tax expense,
minority interest and cumulative
effect of change in accounting
principle	27,458	18,358	25,749	17,787	12,474	7,112	6,708
Income tax expense	9,560	6,380	8,701	5,824	4,289	3,213	2,584
Income before minority interest and
cumulative effect of change in
accounting principle	17,898	11,978	17,048	11,963	8,185	3,899	4,124
Minority interest in net losses (income)
of consolidated subsidiaries	(842)	(574)	(395)	(1,245)	(150)	1,707	504
Income before cumulative effect
of change in accounting
principle	17,056	11,404	16,653	10,718	8,035	5,606	4,628
Cumulative effect of change in
accounting principle (1)						(197)
Net income	17,056	11,404	16,653	10,718	8,035	5,409	4,628

	Capitol Bancorp Limited

	As of and for the Nine Months Ended September 30		As of and for the Years Ended December 31

	2003	2002	2002	2001	2000	1999	1998
	(dollars in thousands, except per share data)
Per Share Data:
Net income per common share:
Before cumulative effect of
change in accounting
principle (1):
Basic	$1.38	$1.17	$1.64	$1.38	$1.14	$0.87	$0.74
Diluted	1.33	1.12	1.57	1.35	1.13	0.86	0.72
After cumulative effect of
change in accounting
principle (1):
Basic	1.38	1.17	1.64	1.38	1.14	0.84	0.74
Diluted	1.33	1.12	1.57	1.35	1.13	0.83	0.72
Cash dividends declared	0.36	0.32	0.44	0.40	0.36	0.36	0.33
Book value	15.05	12.95	13.72	10.24	9.18	8.08	7.77
Pro forma equivalent book value (2)	15.07	N/A	N/A	N/A	N/A	N/A	N/A
Dividend payout ratio	26.09%	27.35%	26.83%	28.99%	31.58%	42.86%	44.59%
Weighted average number of
common shares outstanding	12,451	9,777	10,139	7,784	7,065	6,455	6,284

Selected Balance Sheet Data:
Total assets	$2,650,690	$2,347,594	$2,409,288	$2,044,006	$1,630,076	$1,305,987	$1,024,444
Investment securities	32,881	45,878	34,139	43,687	68,926	107,145	86,464
Portfolio loans	2,136,860	1,958,820	1,991,372	1,734,589	1,355,798	1,049,204	724,280
Allowance for loan losses	(30,513)	(27,898)	(28,953)	(23,238)	(17,449)	(12,639)	(8,817)
Deposits	2,262,838	2,018,051	2,062,072	1,740,385	1,400,899	1,112,793	890,890
Debt obligations:
Notes payable	83,198	83,168	93,398	89,911	58,150	47,400	23,600
Trust-preferred securities	61,336	51,567	51,583	48,621	24,327	24,291	24,255

Total debt obligations	144,534	134,735	144,981	138,532	82,477	71,691	47,855
Minority interests in
consolidated subsidiaries	20,736	34,342	28,016	70,673	62,575	54,593	27,576
Trust preferred securities	61,336	51,567	51,583	48,621	24,327	24,291	24,255
Stockholders' equity	205,458	144,838	160,037	80,172	70,404	54,668	49,292

Performance Ratios: (3)
Return on average equity	12.88%	13.78%	13.33%	15.22%	13.78%	10.66%	10.19%
Return on average assets	0.89%	0.70%	0.75%	0.58%	0.55%	0.47%	0.55%
Net interest margin (fully taxable
equivalent)	4.75%	4.79%	4.80%	4.60%	4.80%	4.44%	4.15%
Efficiency ratio (4)	65.78%	67.73%	66.75%	71.19%	72.85%	77.30%	72.01%

Asset Quality:
Non-performing loans (5)	$31,731	$26,301	$22,890	$17,238	$6,757	$4,124	$7,242
Allowance for loan losses to
non-performing loans	96.16%	106.07%	126.49%	134.81%	258.24%	306.47%	121.75%
Allowance for loan losses to
portfolio loans	1.43%	1.42%	1.45%	1.34%	1.29%	1.20%	1.22%
Non-performing loans to total
portfolio loans	1.48%	1.34%	1.15%	0.99%	0.50%	0.39%	1.00%
Net loan losses to average
portfolio loans	0.32%	0.29%	0.37%	0.15%	0.20%	0.10%	0.15%

Capital Ratios:
Average equity to average assets	6.93%	5.12%	5.59%	3.78%	3.96%	4.46%	5.36%
Tier 1 risk-based capital ratio	11.48%	10.60%	10.52%	10.54%	11.10%	10.78%	13.42%
Total risk-based capital ratio	12.73%	11.85%	11.77%	11.85%	12.35%	11.62%	14.60%
Leverage ratio	10.21%	9.86%	9.71%	10.23%	10.30%	11.43%	11.58%

(1)	Accounting change relates to new accounting standard which required write-off of previously capitalized start-up costs as of January 1, 1999.
(2)	Based on the exchange ratio of .694586 shares of Capitol for each share of Arrowhead. Excludes the pro forma effect of other share exchange transactions or proposals of Capitol (see "Recent Developments").
(3)	These ratios are annualized for the periods indicated.
(4)	Efficiency ratio is computed by dividing noninterest expense by the sum of net interest income and noninterest income.
(5)	Nonperforming loans consist of loans on nonaccrual status and loans more than 90 days delinquent.

RISK FACTORS

        The shares of common stock that are being offered are not savings accounts or deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

        Investing in Capitol’s common stock will provide you with an equity ownership interest in Capitol. As a Capitol shareholder, your investment may be impacted by risks inherent in its business. You should carefully consider the following factors, as well as other information contained in this prospectus, before deciding to vote to exchange your Arrowhead common stock for Capitol’s common stock.

        This proxy statement/prospectus also contains certain forward-looking statements that involve risks and uncertainties. These statements relate to Capitol’s future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “pro forma,” “anticipates,” and similar expressions. Actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed below and elsewhere in this prospectus.

Inherent Conflicts of Interest in the Proposed Share Exchange.

        Arrowhead is already a majority-owned and controlled subsidiary of Capitol. By virtue of the existing relationship between Arrowhead and Capitol, the proposed share exchange presents inherent conflicts of interest. For example, no other share exchanges are being considered and, if there were any, Capitol would likely vote its Arrowhead shares against any other share exchange proposals. Capitol’s proposal to value Arrowhead shares at $18.91264 in the proposed share exchange is based solely on its judgment in making such proposal. Accordingly, the Arrowhead Share Value and related exchange ratio have not been determined absent the inherent conflicts of interest between Capitol and Arrowhead. It is unknown what exchange ratio or Arrowhead Share Value, if any, that might be negotiated between Arrowhead and unaffiliated entities.

Newly Formed Banks Are Likely to Incur Significant Operating Losses That Could Negatively Affect the Availability of Earnings to Support Future Growth.

        Several of Capitol’s bank subsidiaries are less than three years old and Capitol’s oldest bank is twenty years old. Newly formed banks are expected to incur operating losses in their early periods of operation because of an inability to generate sufficient net interest income to cover operating costs. Newly formed banks may never become profitable. Current accounting rules require immediate write-off, rather than capitalization, of start-up costs and, as a result, future newly formed banks are expected to report larger early period operating losses. Those operating losses can be significant and can occur for longer periods than planned depending upon the ability to control operating expenses and generate net interest income, which could affect the availability of earnings retained to support future growth.

If Capitol is Unable to Manage its Growth, its Ability to Provide Quality Services to Customers Could Be Impaired and Cause its Customer and Employee Relations to Suffer.

        Capitol has rapidly and significantly expanded its operations and anticipates that further expansion will be required to realize its growth strategy. Capitol’s rapid growth has placed significant demands on its management and other resources which, given its expected future growth rate, are likely to continue. To manage future growth, Capitol will need to attract, hire and retain highly skilled and motivated officers and employees and improve existing systems and/or implement new systems for:

         - transaction processing;

        - operational and financial management; and

        - training, integrating and managing Capitol’s growing employee base.

Favorable Environment for Formation of New Banks Could Change Adversely, Which Could Severely Limit Capitol’s Expansion Opportunities.

        Capitol’s growth strategy includes the addition of new banks. Thus far, Capitol has experienced favorable business conditions for the formation of its small, community and customer-focused banks. Those favorable conditions could change suddenly or over an extended period of time. A change in the availability of financial capital, human resources or general economic conditions could eliminate or severely limit expansion opportunities. To the extent Capitol is unable to effectively attract personnel and deploy its capital in new or existing banks, this could adversely affect future asset growth, earnings and the value of Capitol’s common stock.

Capitol’s Bank’s Small Size May Make It Difficult to Compete With Larger Institutions Because Capitol Is Not Able to Compete With Large Banks in the Offering of Significantly Larger Loans.

        Capitol endeavors to capitalize its newly formed banks with the lowest dollar amount permitted by regulatory agencies. As a result, the legal lending limits of Capitol’s banks severely constrain the size of loans that those banks can make. In addition, many of the banks’ competitors have significantly larger capitalization and, hence, an ability to make significantly larger loans. The inability to offer larger loans limits the revenues that can be earned from interest amounts charged on larger loan balances.

        Capitol’s banks are intended to be small in size. They each generally operate from single locations. They are very small relative to the dynamic markets in which they operate. Each of those markets has a variety of large and small competitors that have resources far beyond those of Capitol’s banks. While it is the intention of Capitol’s banks to operate as niche players within their geographic markets, their continued existence is dependent upon being able to attract and retain loan customers in those large markets that are dominated by substantially larger regulated and unregulated financial institutions.

If Capitol Cannot Recruit Additional Highly Qualified Personnel, Capitol’s Customer Service Could Suffer, Causing its Customer Base to Decline.

        Capitol’s strategy is also dependent upon its continuing ability to attract and retain other highly qualified personnel. Competition for such employees among financial institutions is intense. Availability of personnel with appropriate community banking experience varies. If Capitol does not succeed in attracting new employees or retaining and motivating current and future employees, Capitol’s business could suffer significantly.

Capitol And Its Banks Operate in an Environment Highly Regulated by State And Federal Government; Changes in Federal And State Banking Laws And Regulations Could Have a Negative Impact on Capitol’s Business.

        As a bank holding company, Capitol is regulated primarily by the Federal Reserve Board. Capitol’s current bank affiliates are regulated primarily by the state banking regulators and the FDIC and, in the case of one national bank, the Office of the Comptroller of the Currency (OCC).

        Federal and the various state laws and regulations govern numerous aspects of the banks’ operations, including:

        - adequate capital and financial condition;

        - permissible types and amounts of extensions of credit and investments;

        - permissible nonbanking activities; and

        - restrictions on dividend payments.

        Federal and state regulatory agencies have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. Capitol and its banks also undergo periodic examinations by one or more regulatory agencies. Following such examinations, Capitol may be required, among other things, to change its asset valuations or the amounts of required loan loss allowances or to restrict its operations. Those actions would result from the regulators’ judgments based on information available to them at the time of their examination.

        The banks’ operations are required to follow a wide variety of state and federal consumer protection and similar statutes and regulations. Federal and state regulatory restrictions limit the manner in which Capitol and its banks may conduct business and obtain financing. Those laws and regulations can and do change significantly from time to time, and any such change could adversely affect Capitol.

Regulatory Action Could Severely Limit Future Expansion Plans.

        To carry out some of its expansion plans, Capitol is required to obtain permission from the Federal Reserve Board. Applications for the formation of new banks are submitted to the state and federal bank regulatory agencies for their approval.

        While Capitol’s prior experience with the regulatory application process has been favorable, the future climate for regulatory approval is impossible to predict. Regulatory agencies could prohibit or otherwise significantly restrict the expansion plans of Capitol, its current bank subsidiaries and future new start-up banks.

The Banks’ Allowances For Loan Losses May Prove Inadequate to Absorb Actual Loan Losses, Which May Adversely Impact Net Income or Increase Operating Losses.

        Capitol believes that its consolidated allowance for loan losses is maintained at a level adequate to absorb any inherent losses in the loan portfolios at the balance sheet date. Management’s estimates are used to determine the allowance and are based on historical loan loss experience, specific problem loans, value of underlying collateral and other relevant factors. These estimates are subjective and their accuracy depends on the outcome of future events. Actual losses may differ from current estimates. Depending on changes in economic, operating and other conditions, including changes in interest rates, that are generally beyond Capitol’s control, actual loan losses could increase significantly. As a result, such losses could exceed current allowance estimates. No assurance can be provided that the allowance will be sufficient to cover actual future loan losses should such losses be realized.

        Loan loss experience, which is helpful in estimating the requirements for the allowance for loan losses at any given balance sheet date, has been minimal at many of Capitol’s banks. Because many of Capitol’s banks are young, they do not have seasoned loan portfolios, and it is likely that the ratio of the allowance for loan losses to total loans may need to be increased in future periods as the loan portfolios become more mature and loss experience evolves. If it becomes necessary to increase the ratio of the allowance for loan losses to total loans, such increases would be accomplished through higher provisions for loan losses, which may adversely impact net income or increase operating losses.

        Widespread media reports of concerns about the health of the domestic economy have continued in 2003. Capitol’s loan losses in 2002 and 2003 increased. Further, nonperforming loans have increased and it is anticipated that levels of nonperforming loans and related loan losses may increase as economic conditions, locally and nationally, evolve.

        In addition, bank regulatory agencies, as an integral part of their supervisory functions, periodically review the adequacy of the allowance for loan losses. Regulatory agencies may require Capitol or its banks to increase their provision for loan losses or to recognize further loan charge-offs based upon judgments different from those of management. Any increase in the allowance required by regulatory agencies could have a negative impact on Capitol’s operating results.

Capitol’s Commercial Loan Concentration to Small Businesses Increases the Risk of Defaults by Borrowers and Substantial Credit Losses Could Result, Causing Shareholders to Lose Their Investment in Capitol’s Common Stock.

        Capitol’s banks make various types of loans, including commercial, consumer, residential mortgage and construction loans. Capitol’s strategy emphasizes lending to small businesses and other commercial enterprises. Loans to small and medium-sized businesses are generally riskier than single-family mortgage loans. Typically, the success of a small or medium-sized business depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business. In addition, small and medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial variations in operating results, any of which may impair a borrower’s ability to repay a loan. Substantial credit losses could result, causing shareholders to lose their entire investment in Capitol’s common stock.

The Open Market Committee of the Federal Reserve Board (FRBOMC) has Taken Unprecedented Actions to Significantly Reduce Interest Rates and Decreases in Interest Rates May Adversely Affect Capitol’s Net Interest Income.

        Changes in Net Interest Income. Capitol’s profitability is significantly dependent on net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans, and interest expense on interest-bearing liabilities, such as deposits. Therefore, any change in general market interest rates, whether as a result of changes in monetary policies of the Federal Reserve Board or otherwise, can have a significant effect on net interest income. Capitol’s assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristic of assets and liabilities. As a result, changes in interest rates can affect net interest income in either a positive or negative way.

        In 2001, the FRBOMC decreased interbank interest rates 11 times, which was an unprecedented action to reduce rates 475 basis points within a year. Interest rates have remained relatively stable in 2002 with only one rate change from FRBOMC. Through November 12, 2003 there has been one interest rate decrease of 25 basis points initiated by FRBOMC. Future stability of interest rates and FRBOMC policy are uncertain.

        Changes in The Yield Curve. Changes in the difference between short and long-term interest rates, commonly known as the yield curve, may also harm Capitol’s business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing net interest income.

Existing Subsidiaries Of Capitol May Need Additional Funds To Aid In Their Growth Or To Meet Other Anticipated Needs Which Could Reduce Capitol’s Funds Available For New Bank Development Or Other Corporate Purposes.

        Future growth of existing banks may require additional capital infusions or other investment by Capitol to maintain compliance with regulatory capital requirements or to meet growth opportunities. Such capital infusions could reduce funds available for development of new banks, or other corporate purposes.

Capitol has Debt Securities Outstanding Which May Prohibit Future Cash Dividends on Capitol’s Common Stock or Otherwise Adversely Affect Regulatory Capital Compliance.

        Capitol has a credit facility with an unaffiliated bank under which borrowings of up to $25 million are permitted, subject to certain conditions. Capitol is reliant upon its bank subsidiaries’ earnings and dividends to service this debt obligation which may be inadequate to service the obligations. In the event of violation of the covenants relating to the credit facility, or due to failure to make timely payments of interest and debt principal, the lender may terminate the credit facility. In addition, upon such occurrences, dividends on Capitol’s common stock may be prohibited or Capitol may be otherwise unable to make future dividends payments or obtain replacement credit facilities.

        Capitol also has several series of trust-preferred securities outstanding, totaling about $73.3 million, which are treated as capital for regulatory ratio compliance purposes. Although these securities are viewed as capital for regulatory purposes, they are debt securities which have numerous covenants and other provisions which, in the event of noncompliance, could have an adverse effect on Capitol. For example, these securities permit Capitol to defer the periodic payment of interest for various periods, however, if such payments are deferred, Capitol is prohibited from paying cash dividends on its common stock during deferral periods and until deferred interest is paid. Future payment of interest is dependent upon Capitol’s bank subsidiaries’ earnings and dividends which may be inadequate to service the obligations. Continued classification of these securities as elements of capital for regulatory purposes is subject to future changes in regulatory rules and regulations and the actions of regulatory agencies, all of which is beyond the control or influence of Capitol.

Possible Volatility of Stock Price.

        The market price of Capitol’s common stock may fluctuate in response to numerous factors, including variations in the annual or quarterly financial results of Capitol, or its competitors; changes by financial research analysts in their estimates of the earnings of Capitol or its competitors or the failure of Capitol or its competitors to meet such estimates; conditions in the economy in general or the banking industry in particular; or unfavorable publicity affecting Capitol, its banks, or the industry. In addition, equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market price for many companies’ securities which have been unrelated to the operating performance of those companies. Any fluctuation may adversely affect the prevailing market price of Capitol’s common stock.

Capitol’s Bank Subsidiaries Have Decentralized Management Which Could Have a Negative Impact on the Rate of Growth and Profitability of Capitol and Its Bank Subsidiaries.

        Capitol’s bank subsidiaries have independent boards of directors and management teams. This decentralized structure gives the banks control over the day-to-day management of the institution including the selection of management teams, the pricing of loans and deposits, marketing decisions and the strategy in handling problem loans. This decentralized structure may impact Capitol’s ability to uniformly implement holding company strategy at the bank level. It may slow Capitol’s ability to react to changes in strategic direction due to outside factors such as rate changes and changing economic conditions. The structure may cause additional management time to be spent on internal issues and could negatively impact the growth and profitability of the banks individually and the holding company.

RECENT DEVELOPMENTS

        In addition to the proposed Arrowhead share exchange, Capitol has proposed share exchange transactions regarding Sunrise Bank of Albuquerque (“Albuquerque”), Goshen Community Bank (“Goshen”) and Yuma Community Bank (“Yuma”), which are majority-owned subsidiaries of Capitol, subject to the approval of their shareholders (other than Capitol). If the Albuquerque share exchange is approved, Capitol estimates issuing approximately 29,000 shares of Capitol common stock. If the Goshen share exchange is approved, Capitol estimates issuing approximately 130,000 shares of Capitol common stock. If the Yuma share exchange is approved, Capitol estimates issuing approximately 109,000 shares of Capitol common stock.

        On October 14, 2003, Capitol announced the opening of its 30th bank affiliate, Bank of Escondido, located in San Diego County, California.

        On October 16, 2003, Capitol completed a capital-raising initiative through participation in a privately-placed trust-preferred securities offering, in the amount of $10 million. Net proceeds from the offering will be used for additional bank development and other corporate purposes.

        On October 21, 2003, Capitol announced its 45th consecutive quarterly dividend and a 25% increase from $0.12 to $0.15 per share for the dividend payable December 1, 2003 to shareholders of record as of November 3, 2003.

        Bank development efforts are currently under consideration at November 12, 2003 in several states including pre-development exploratory discussions, lease and employment negotiations and preparation of preliminary regulatory applications for formation and/or acquisition of community banks.

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COMPARATIVE HISTORICAL, PRO FORMA AND PRO FORMA EQUIVALENT PER SHARE INFORMATION

        The following table, which should be read in conjunction with the unaudited pro forma condensed consolidated balance sheet, pro forma condensed statements of operations and related notes to the pro forma financial statements, which appear elsewhere herein, summarizes per share information:

	As of and for the Nine Months Ended September 30, 2003	For the Years Ended December 31, 2002
Capitol common stock:
Net income per share:
Basic:
Historical	$ 1.38	$ 1.64
Pro forma consolidated(1)	1.38	1.64
Diluted:
Historical	1.33	1.57
Pro forma consolidated(1)	1.33	1.57
Cash dividends per share:
Historical	0.36	0.44
Pro forma consolidated(2)	0.36	$ 0.44
Book value per share at September 30, 2003:
Historical	15.05
Pro forma consolidated(1)	$ 15.07

Arrowhead common stock:
Net income per share:
Basic:
Historical	$ 0.92	$ 0.33
Pro forma equivalent(3)	0.96	1.14
Diluted:
Historical	0.92	0.33
Pro forma equivalent(3)	0.92	1.09
Cash dividends per share:
Historical	--	--
Pro forma equivalent(3)	0.25	$ 0.31
Book value per share at September 30, 2003:
Historical	12.93
Pro forma equivalent(3)	$ 10.47

1—Assumes completion of proposed Arrowhead exchange and excludes the pro forma effect of other pending share exchange transactions or proposals of Capitol (see “Recent Developments”).

2—The Capitol pro forma consolidated dividends per share represent historical dividends per share.

3—The Arrowhead pro forma equivalent per share amounts are calculated by multiplying Capitol pro forma consolidated per share amounts by the exchange ratio of .694586.

CAPITALIZATION

        The table presented below shows Capitol’s actual total capitalization as of September 30, 2003, and the proposed exchange of Capitol’s common stock for Arrowhead’s common stock as described in this proxy statement/prospectus and pending share exchanges regarding three other subsidiaries of Capitol (as described below).

	As of September 30, 2003

	(dollars in thousands, except per share data)

	Actual	As Adjusted for the Proposed Arrowhead Exchange(4)	As Adjusted for the Proposed Arrowhead Exchange(4) and Pending Albuquerque, Goshen and Yuma Exchanges(5)

Debt obligations:
Notes payable	$ 83,198	$ 83,198	$ 83,198
Trust-preferred securities	61,336	61,336	61,336

Total debt obligations	$ 144,534	$ 144,534	$ 144,534

Minority interests in consolidated subsidiaries	$ 20,736	$ 20,139	$ 15,255

Stockholders' equity(1):
Common stock, no par value; 25,000,000
shares authorized; issued, and outstanding:
Actual - 13,656,216 shares	172,008
As adjusted for the proposed Arrowhead
exchange - 13,688,264 shares(4)		172,881
As adjusted for proposed Arrowhead(4) and
pending Albuquerque, Goshen and
Yuma exchanges - 13,955,791 shares(5)			180,165
Retained earnings	38,864	38,864	38,864
Market value adjustment for
available-for-sale securities (net of tax
effect)	(67)	(67)	(67)
Less unvested restricted common stock and
unallocated ESOP shares	(5,347)	(5,347)	(5,347)

Total stockholders' equity	$ 205,458	$ 206,331	$ 213,615

Book value per share of common stock	$ 15.05	$ 15.07	$ 15.31

Total capitalization(2)	$ 226,194	$ 226,470	$ 228,870

Total capital funds(3)	$ 287,530	$ 287,806	$ 290,206

Capital ratios:
Stockholders' equity to total assets	7.75%	7.78%	8.05%

Total capitalization to total assets	8.53%	8.54%	8.63%

Total capital funds to total assets	10.85%	10.86%	10.94%

        Footnotes regarding the above presentation appear on the following page.

Footnotes to Capitalization Table

(1)	Does not include approximately 2.2 million shares of common stock issuable upon exercise of stock options.
(2)	Total capitalization includes stockholders’ equity and minority interests in consolidated subsidiaries.
(3)	Total capital funds include stockholders’ equity, minority interests in consolidated subsidiaries and trust-preferred securities.
(4)	Assumes issuance of 32,048 shares of Capitol common stock upon completion of the proposed Arrowhead exchange. Does not assume exercise of Arrowhead’s stock options. See “Unaudited Pro Forma Consolidated Financial Information.”
(5)	Assumes issuance of Capitol common stock upon completion of proposed Arrowhead share exchange. Also assumes issuance of approximately 267,500 shares of Capitol’s common stock which may be issued upon completion of the pending share exchange transactions regarding Sunrise Bank of Albuquerque, Goshen Community Bank and Yuma Community Bank. The pending Albuquerque, Goshen and Yuma share exchanges are subject to the approval of those respective banks’ shareholders other than Capitol.

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DIVIDENDS AND MARKET FOR COMMON STOCK

        Capitol’s common stock is listed on the New York Stock Exchange. Capitol’s common stock was listed on the Nasdaq National Market under the symbol “CBCL” through June 23, 2003. On June 24, 2003, Capitol’s common stock began trading on the New York Stock Exchange under the symbol “CBC”. The following table shows the high and low sale prices per share of common stock as reported on the Nasdaq National Market or New York Stock Exchange, as the case may be, for the periods indicated, and the quarterly cash dividends paid by Capitol during those periods. The table reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The last reported sale price of Capitol’s common stock was $28.80 on November 12, 2003.

	High	Low	Cash Dividends Paid

2001

Quarter ended March 31	$ 14.250	$ 9.688	$ 0.10
Quarter ended June 30	15.660	12.000	0.10
Quarter ended September 30	17.500	12.250	0.10
Quarter ended December 31	15.200	12.800	0.10

2002

Quarter ended March 31	16.820	13.300	0.10
Quarter ended June 30	23.860	16.450	0.10
Quarter ended September 30	24.250	15.810	0.12
Quarter ended December 31	23.780	15.130	0.12

2003

Quarter ended March 31	24.250	19.000	0.12
Quarter ended June 30	27.880	20.000	0.12
Quarter ended September 30	28.490	23.100	0.12
Quarter ending December 31
(through November 12, 2003)	$ 28.800	$ 25.720	$ --

        As of March 17, 2003, there were 5,228 beneficial holders of Capitol’s common stock based on information supplied by its stock transfer agent and other sources.

        Holders of common stock are entitled to receive dividends when, as and if declared by Capitol’s Board of Directors out of funds legally available. Although Capitol has paid dividends on its common stock for the preceding five years, there is no assurance that dividends will be paid in the future. The declaration and payment of dividends on Capitol’s common stock depends upon the earnings and financial condition of Capitol, liquidity and capital requirements, the general economic and regulatory climate, Capitol’s ability to service debt obligations senior to the common stock and other factors deemed relevant by Capitol’s Board of Directors. Regulatory authorities impose limitations on the ability of banks to pay dividends to Capitol and the ability of Capitol to pay dividends to its shareholders.

        There is no market for Arrowhead’s common stock. Any transfers have been made privately and are not reported. Arrowhead has never paid a dividend on its common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus includes forward-looking statements. Capitol has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements may be impacted by risks, uncertainties and assumptions. Examples of some of the risks, uncertainties or assumptions that may impact the forward-looking statements are:

-	the results of management’s efforts to implement Capitol’s business strategy including planned expansion into new markets;

-	adverse changes in the banks’ loan portfolios and the resulting credit risk-related losses and expenses;

-	adverse changes in the economy of the banks’ market areas that could increase credit-related losses and expenses;

-	adverse changes in real estate market conditions that could also negatively affect credit risk;

-	the possibility of increased competition for financial services in Capitol’s markets;

-	fluctuations in interest rates and market prices, which could negatively affect net interest margins, asset valuations and expense expectations; and

-	other factors described in “Risk Factors”.

INFORMATION ABOUT CAPITOL

        This proxy statement/prospectus is accompanied by a copy of the following documents as indicated in Annex E:

-	Report on Form 10-Q for period ended September 30, 2003
-	Report on Form 10-Q for period ended June 30, 2003
-	Report on Form 10-Q for period ended March 31, 2003
-	Annual Report to Shareholders for year ended December 31, 2002
-	Annual Report on Form 10-K for year ended December 31, 2002
-	Proxy statement for Capitol’s Annual Meeting of Shareholders held on May 8, 2003

INFORMATION ABOUT ARROWHEAD

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

        Management’s discussion and analysis of financial condition and results of operations for the periods ended September 30, 2003 and December 31, 2002 are included in this proxy statement/prospectus as part of Annex D.

Financial Statements.

        Unaudited interim condensed financial statements of Arrowhead as of September 30, 2003 and for the nine months ended September 30, 2003 and 2002 are included in this proxy statement/prospectus as part of Annex D. Audited financial statements of Arrowhead as of and for the periods ended December 31, 2002, 2001 and 2000 are included in this proxy statement/prospectus as part of Annex D.

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Voting Securities and Principal Holders.

        The following table shows the share holdings of each director and officer of Arrowhead and all directors and officers as a group. Where applicable, the table includes shares held by members of their immediate families.

	Arrowhead shares beneficially owned

Name of Beneficial owner	Number	Percentage of all Arrowhead Shares	Percentage of all Arrowhead shares excluding Arrowhead shares owned by Capitol

Capitol Bancorp Limited	311,004	87.08%	N/A

Arrowhead's Directors and Officers:
Shelley L Bade	400	0.11%	0.87%
David Brnilovich	0	--	--
W. Patrick Daggett	100	0.03%	0.22%
Michael J. Devine	250	0.07%	0.54%
Richard J. Hilde	2,000	0.56%	4.33%
Michael L. Kasten	1,000	0.28%	2.17%
Arlene Kulzer	2,205	0.62%	4.78%
Dennis E. Landauer	500	0.14%	1.08%
Dr. Elaine P. Maimon	321	0.09%	0.70%
James J. McCue	100	0.03%	0.22%
Terrance C. Mead	1,000	0.28%	2.17%
John C. Ogden	1,000	0.28%	2.17%
Carol A. Poore	180	0.05%	0.39%
Richard A. Shelton	100	0.03%	0.22%
Gary L. Weitner	524	0.15%	1.14%
William H. Smith	0	--	--
Deborah M. Charlesworth	101	0.03%	0.22%
Barry S. Edwards	700	0.20%	1.52%
Ursula L. Jackson	61	0.02%	0.13%

Total of Directors and Officers	10,542	2.95%	22.85%

        Other than Capitol, no individual owns greater than 5% of the outstanding shares of Arrowhead.

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        Arrowhead is already included in Capitol’s consolidated financial statements. Unaudited pro forma consolidated financial information follow, adjusted for the proposed Arrowhead exchange, which will be accounted for under the purchase method of accounting (if consummated), as if it had occurred effective September 30, 2003 (shown on page 27) and at the beginning of 2002 (shown on page 28) and does not give effect to any other proposed share exchanges regarding other bank affiliates of Capitol. The accompanying notes to the unaudited pro forma consolidated financial statements are an integral part of the unaudited pro forma financial information. The unaudited pro forma results of operations for the period ended September 30, 2003 are not necessarily indicative of results for the year ending December 31, 2003 or any subsequent period thereafter. The unaudited pro forma results of operations do not give effect to any potential cost savings or other synergies that could result from the share exchange.

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Unaudited Pro Forma Condensed Consolidated Balance Sheet
Capitol Bancorp Ltd. And Subsidiaries
September 30, 2003

(in $1,000s, except share and per-share data)

	Historical Amounts As Reported	Pro Forma Adjustments Regarding Proposed Share Exchange		Pro Forma Amounts After Proposed Share Exchanges

ASSETS

Cash and cash equivalents	$ 355,565			$ 355,565
Loans held for resale	56,781			56,781
Investment securities	32,881			32,881
Portfolio loans	2,136,860			2,136,860
Less allowance for loan losses	(30,513)			(30,513)

Net portfolio loans	2,106,347			2,106,347
Premises and equipment, net	24,604			24,604
Goodwill and other intangibles	30,142	$ 276	A	30,418
Other assets	44,370			44,370

TOTAL ASSETS	$ 2,650,690	$ 276		$ 2,650,966

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Deposits	$ 2,262,838			$ 2,262,838
Debt obligations	144,534			144,534
Other liabilities	17,124			17,124

Total liabilities	2,424,496	-		2,424,496

Minority interests in consolidated subsidiaries	20,736	$ (597	) B	20,139

Stockholders' equity:
Common stock	172,008	873	C	172,881
Retained earnings	38,864			38,864
Other, net	(5,414)			(5,414)

Total stockholders' equity	205,458	873		206,331

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,650,690	$ 276		$ 2,650,966

Number of common shares issued and outstanding	13,656,216	32,048		13,688,264

Book value per Capitol share	$ 15.05			$ 15.07

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet:

A--Goodwill arising from proposed share exchange. Based on current estimates, there are no material identifiable intangible assets regarding the proposed share exchange. The net carrying values of the Bank’s assets and liabilities approximate fair value.
        No core deposit intangible asset has been estimated due to the brief period of the Bank’s operation.

B--Elimination of minority interests associated with the Bank’s shareholders other than Capitol.

C--Estimated net proceeds applicable to proposed share exchange with the Bank’s shareholders other than Capitol.
        Does not assume exercise of any of Arrowhead’s stock options prior to the exchange.

Unaudited Pro Forma Condensed Consolidated Statements of Operations
Capitol Bancorp Ltd. And Subsidiaries

(in $1,000s, except share and per-share data)

	Nine Months Ended September 30, 2003				Year Ended December 31, 2002

	Historical Amounts	Pro Forma Adjustments		Pro Forma Amounts	Historical Amounts	Pro Forma Adjustments		Pro Forma Amounts

Interest income	$ 122,557			$ 122,557	$ 156,454			$ 156,454
Interest expense	38,185			38,185	55,860			55,860

Net interest income	84,372			84,372	100,594			100,594
Provision for loan losses	6,608			6,608	12,676			12,676

Net interest income after provision for loan losses	77,764			77,764	87,918			87,918
Noninterest income	15,187			15,187	14,982			14,982
Noninterest expense	65,493			65,493	77,151			77,151

Income before federal income taxes and
minority interest	27,458			27,458	25,749			25,749
Federal income taxes	9,560			9,560	8,701			8,701

Income before minority interest	17,898			17,898	17,048			17,048
Minority interest in net income of
consolidated subsidiaries	(842)	$ 42	A	(800)	(395)	$ 15	A	(380)

NET INCOME	$ 17,056	$ 42		$ 17,098	$ 16,653	$ 15		$ 16,668

NET INCOME PER SHARE:
Basic	$ 1.38			$ 1.38	$ 1.64			$ 1.64

Diluted	$ 1.33			$ 1.33	$ 1.57			$ 1.57

Average number of common shares outstanding
for purposes of computing basic net income
per share--denominator for basic net income
per share	12,328,000	32,048	B	12,360,048	10,139,000	32,048	B	10,171,048
Effect of dilutive securities--stock options
and warrants	538,000			538,000	461,000			461,000

Average number of common shares and dilutive
securities for purposes of computing diluted
net income per share--denominator for diluted
net income per share	12,866,000	32,048		12,898,048	10,600,000	32,048		10,632,048

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations:

A--Amount represents effects of operating results attributable to minority interest due to proposed share exchange regarding
        Arrowhead Community Bank.

B--Assumes issuance of 32,048 shares of Capitol common stock in the proposed share exchange described in Note A above.
        Does not assume exercise of any of Arrowhead's stock options.

THE EXCHANGE

General

        The Arrowhead Board of Directors is using this proxy statement/prospectus to solicit proxies from the holders of Arrowhead common stock for use at the special shareholders’ meeting.

        At the shareholders’ meeting to be held on _________, 2003, Arrowhead common shareholders will be asked to approve the exchange. The Plan of Share Exchange provides for Arrowhead’s minority shareholders to exchange the 12.92% of the common stock of Arrowhead not owned by Capitol for Capitol common stock. Upon consummation of the exchange, Arrowhead will become a wholly-owned subsidiary of Capitol. In the exchange, Arrowhead shareholders will receive shares of Capitol’s common stock.

Background of the Exchange

        The concept of a potential share exchange transaction with Capitol has been discussed informally from time to time from the beginning of Arrowhead’s operations. Capitol, through its CEO, expressed a willingness to extend an offer of an exchange around the Bank’s 36th month of operation. These discussions, between the bank’s board, and Capitol’s CEO and other executive officers of Capitol, occurred at various Arrowhead board meetings during that period. The objectives of the potential exchange would be to enable shareholders of Arrowhead to achieve liquidity in their investment, a reasonable return on their investment in the form of a ‘premium’ and to accomplish such an exchange on a tax-free basis. Without the exchange, shareholders of Arrowhead will continue to hold Arrowhead stock which has no market and is illiquid.

        Arrowhead’s board of directors has not solicited or received any other proposals for the potential exchange or sale of Arrowhead’s shares of common stock which are not owned by Capitol. If other proposals were under consideration for sale or exchange of Arrowhead’s shares to an entity other than Capitol, Capitol would be permitted to vote its shares of Arrowhead. By virtue of Capitol’s majority ownership of Arrowhead, it is likely that Capitol would not vote its shares of Arrowhead in favor of any other proposals regarding a share exchange or sale of the minority interest in Arrowhead with another party. In addition, Capitol currently has no intentions of selling its majority interest in Arrowhead. Hence, the only proposal under consideration is Capitol’s proposal.

        Capitol based its proposal on its prior transactions, whereby it has acquired the minority interest in banks it controls. In those prior transactions, Capitol has offered those minority shareholders an opportunity to exchange their bank shares for Capitol common stock on or about the 36th month of the bank’s operations. Although Capitol is under no contractual obligation to make such an offer to acquire the minority interests in any of its present bank subsidiaries, it has made this proposal to Arrowhead’s board of directors consistent with its informal discussions with Arrowhead’s board during the past three years. As in other share exchange transactions, Capitol based its proposal at some premium over the book value of the bank’s common stock. However, Capitol’s determination of the share value of Arrowhead, for purposes of the proposed exchange, is solely based on its arbitrary valuation as offered by Capitol.

        Consensus between Capitol and Arrowhead’s directors who are not employees or officers of Capitol was reached in November 2003, to approve the proposed exchange subject only to:

-	obtaining an independent opinion that the proposed share exchange is fair to Arrowhead’s shareholders from a financial point of view; and

-	obtaining approval for the proposed exchange by a majority of Arrowhead’s shares not already owned by Capitol.

        In November 2003, the Arrowhead board approved the Plan of Share Exchange and agreed to call a shareholder meeting for a shareholder vote to approve the Plan of Share Exchange.

Arrowhead’s Reasons for the Exchange

        Arrowhead’s reasons for the exchange are that the shareholders of Arrowhead will be best served by the exchange in order to maximize their shareholder value and to provide them:

•	better protection through diversification geographically and by customer base through Capitol’s subsidiary banks rather than dependence upon the resources of a single bank.

•	the Arrowhead shareholders will receive publicly traded shares, providing them liquidity as opposed to the Arrowhead common stock for which there is no public market. Arrowhead shareholders who choose to do so may continue to hold the Capitol stock they receive in the exchange without being forced to have their investment reduced by the immediate recognition of a capital gains tax.

Capitol’s Reasons for the Exchange

        Capitol believes that Arrowhead’s profitability will increase. As noted elsewhere in this proxy statement/prospectus, while Arrowhead’s assets are reported as part of Capitol’s assets for purposes of its consolidated financial statements, Arrowhead’s income is attributed to Capitol only in the percentage which Capitol owns of Arrowhead common stock. Capitol desires to acquire the remainder of Arrowhead’s common stock so that Capitol can include 100% of Arrowhead’s income in Capitol’s consolidated income statement.

Terms of the Exchange

        Terms of the exchange are set forth in the Plan of Share Exchange. The Plan of Share Exchange is included as Annex A to this proxy statement/prospectus. You should review the Plan of Share Exchange in its entirety.

        The terms of the exchange can be summarized as follows:

Upon approval of the exchange by a majority of the 12.92% of the shares of Arrowhead held by shareholders other than Capitol, each share of Arrowhead common stock will be exchanged for shares of Capitol common stock according to a fixed exchange ratio. The exchange ratio is determined by dividing the Arrowhead share value by the Capitol share value. The Arrowhead share value shall be $18.91264 per share.

The share value of each share of Capitol common stock shall be $27.22865, the average of the closing prices of Capitol common stock for the month ended September 30, 2003, as reported by the New York Stock Exchange.

        The exchange ratio is determined by dividing the Arrowhead share value by the Capitol share value. Each Arrowhead shareholder (except Capitol) will receive shares of Capitol common stock in exchange for his, her or their Arrowhead common stock calculated by multiplying the number of shares in Arrowhead common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash.

Arrowhead Board Recommendation

        In determining whether to recommend the proposed share exchange to Arrowhead’s shareholders, Arrowhead’s board considered the matters discussed in “Arrowhead’s Reasons for the Exchange”. In addition, Arrowhead’s board considered:

•	no other exchange proposals would be offered either by Capitol or unaffiliated parties;

•	Capitol already has a majority ownership of Arrowhead;

•	there is no assurance Capitol would repeat or improve its share exchange proposal at any time in the future;

•	absent any potential alternatives other than rejecting Capitol’s proposal, which could result in Arrowhead’s minority shareholders having no future opportunities to exchange, sell or otherwise dispose of their Arrowhead shares; and

•	Arrowhead’s board obtained an opinion from its financial advisor that the exchange would be fair to the shareholders of Arrowhead from a financial point of view.

        THE ARROWHEAD BOARD HAS DETERMINED THAT THE EXCHANGE IS FAIR TO AND IN THE BEST INTERESTS OF THE ARROWHEAD SHAREHOLDERS, HAS APPROVED THE PLAN OF SHARE EXCHANGE AND RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” APPROVAL OF THE PLAN OF SHARE EXCHANGE.

Accounting Treatment

        Capitol expects the exchange to be treated as the acquisition of a minority interest using the purchase method of accounting.

Pro Forma Data

        Because Arrowhead is already a controlled subsidiary of Capitol, it is already included in Capitol’s consolidated financial statements. Unaudited pro forma consolidated financial information is presented in this document, adjusted for the proposed Arrowhead exchange, which will be accounted for under the purchase method of accounting (if consummated), as if it had occurred effective September 30, 2003 (shown on page 27) and at the beginning of 2002 (shown on page 28) and does not give effect to any other proposed share exchanges regarding other bank affiliates of Capitol. The accompanying notes to the unaudited pro forma consolidated financial statements are an integral part of the unaudited pro forma financial information. The unaudited pro forma results of operations for the period ended September 30, 2003 are not necessarily indicative of results for the year ending December 31, 2003 or any subsequent period thereafter. The unaudited pro forma results of operations do not give effect to any potential cost savings or other synergies that could result from the share exchange.

Material Federal Income Tax Consequences

        The income tax discussion below represents the opinion of Miller, Canfield, Paddock and Stone, PLC, tax counsel to Capitol, on the material federal income tax consequences of the exchange. This discussion is not a comprehensive description of all of the tax consequences that may be relevant to you. For example, counsel did not address tax consequences that arise from rules that apply generally to all taxpayers or to some classes of taxpayers, or tax consequences that are generally assumed to be known by investors. This discussion is based upon the Internal Revenue Code, the regulations of the U.S. Treasury Department, and court and administrative rulings and decisions in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

        This discussion also is based upon certain representations made by Arrowhead and Capitol. You should read carefully the full text of the tax opinion of Miller, Canfield, Paddock and Stone, PLC. The opinion is included in this proxy statement/prospectus as Annex C. This discussion also assumes that the exchange will be effected pursuant to applicable state law and otherwise completed according to the terms of the Plan of Share Exchange. You should not rely upon this discussion if any of these factual assumptions or representations is, or later becomes, inaccurate.

        This discussion also assumes that shareholders hold their shares of Arrowhead common stock as a capital asset and does not address the tax consequences that may be relevant to a particular shareholder receiving special treatment under some federal income tax laws. Shareholders receiving special treatment include:

•	banks;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	Arrowhead shareholders who received their Arrowhead common stock through the exercise of employee stock options or otherwise as compensation;

•	Arrowhead shareholders who are not U.S. persons; and

•	Arrowhead shareholders who hold Arrowhead common stock as part of a hedge, straddle or conversion transaction.

        The discussion also does not address any consequences arising under the laws of any state, locality or foreign jurisdiction. No rulings have been or will be sought from the Internal Revenue Service regarding any matters relating to the exchange.

        Based on the assumptions and representations above, it is the opinion of Miller, Canfield, Paddock and Stone, PLC, tax counsel to Capitol, that:

•	the exchange will qualify as a reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code;

•	no gain or loss will be recognized by the shareholders of Arrowhead who exchange their Arrowhead common stock solely for Capitol common stock (except with respect to cash received instead of a fractional share of Capitol common stock);

•	the aggregate tax basis of the Capitol common stock received by Arrowhead shareholders who exchange all of their Arrowhead common stock for Capitol common stock in the exchange will be the same as the aggregate tax basis of the Arrowhead common stock surrendered in exchange (reduced by any amount allocable to a fractional share of Capitol common stock for which cash is received);

•	the holding period of the Capitol common stock received will include the holding period of shares of Arrowhead common stock surrendered in exchange; and

•	a holder of Arrowhead common stock that receives cash instead of a fractional share of Capitol common stock will, in general, provided the redemption is not essentially equivalent to a dividend under Section 302(b)(1) of the Internal Revenue Code, recognize capital gain or loss equal to the difference between the cash amount received and the portion of the holder’s tax basis in shares of Arrowhead common stock allocable to the fractional share; this gain or loss will be long-term capital gain or loss for federal income tax purposes if the holder’s holding period in the Arrowhead common stock exchanged for the fractional share of Capitol common stock satisfies the long-term holding period requirement.

        The tax opinion of Miller, Canfield, Paddock and Stone, PLC is not binding upon the Internal Revenue Service or the courts.

        TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE EXCHANGE TO YOU WILL DEPEND ON YOUR PARTICULAR SITUATION. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE EXCHANGE, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS.

Regulatory Matters

        As a bank holding company, Capitol is subject to regulation by the Federal Reserve Board. Federal Reserve Board rules require Capitol to obtain the Federal Reserve Board’s permission to acquire at least 51% of a subsidiary bank. The rules of the Federal Reserve Board do not differentiate between ownership of 51% and ownership of 100% of the stock of the subsidiary bank. Of course, Capitol received permission to acquire 51% or more ownership of Arrowhead prior to Arrowhead commencing the business of banking. Accordingly, Capitol will not be required to seek any further approval from the Federal Reserve Board for the exchange.

        It is a condition of the exchange that the shares of Capitol stock to be issued pursuant to the Plan of Share Exchange be approved for listing on the New York Stock Exchange, subject to official notice of issuance. An application will be filed to list Capitol’s shares. Accordingly, the shares of Capitol common stock to be issued in exchange for the Arrowhead common stock will be publicly tradable upon consummation of the exchange. There will be no restriction on the ability of a former Arrowhead shareholder to sell in the open market the Capitol common stock received (unless the Arrowhead shareholder is also an officer, director or affiliate of either Arrowhead or Capitol, in which case Rule 144 and Rule 145 issued by the SEC do impose certain restrictions on the sale of Capitol common stock).

Dissenters’ Rights

        Arizona law entitles shareholders to dissent from and obtain fair value for their shares in the event of the consummation of a plan of share exchange to which the Corporation is a party as the corporation whose shares will be acquired, if the shareholders are entitled to vote on the plan. Since the shareholders are entitled to vote on the plan, there are dissenters’ rights.

        By following the specific procedures set forth in the Arizona Business Corporation Act (the “ABCA”), holders of Arrowhead common stock have a statutory right to dissent from the Plan of Share Exchange. If the exchange is approved and consummated, any holder of Arrowhead common stock who properly perfects his dissenters’ rights will be entitled, upon consummation of the exchange, to receive an amount in cash equal to the fair value of his shares of Arrowhead common stock rather than receiving the consideration set forth in the Plan of Share Exchange. The following summary is not a complete statement of statutory dissenters’ rights of appraisal, and this summary is qualified by reference to the applicable provisions of the ABCA, which are reproduced in full in Annex F to this proxy statement/prospectus.

        A shareholder must complete each step in the precise order prescribed by the statute to perfect his dissenter’s rights of appraisal.

        Any holder of Arrowhead common stock who desires to dissent from the Plan of Share Exchange shall (i) deliver to Arrowhead before the vote is taken at the shareholders’ meeting written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the Plan of Share Exchange is effectuated, and (ii) not vote his shares in favor of the Plan of Share Exchange.

        If the Plan of Share Exchange is authorized at the shareholders’ meeting, Arrowhead will be liable for discharging the rights of the shareholders who dissented from the Plan of Share Exchange (“Dissenting Shareholder”) and shall, no later than ten (10) days after approval of the Plan of Share Exchange, notify the Dissenting Shareholders in writing of the location to where the Dissenting Shareholders’ demand for payment must be sent. The written notice must also set a date by which Arrowhead must receive the payment demand (the “Notice Date”), which date shall be at least thirty (30) but not more that sixty (60) days after the date notice is provided to the Dissenting Shareholders. Each Dissenting Shareholder so notified must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date of the first announcement of the terms of the Plan of Share Exchange and deposit his certificates representing shares of Arrowhead common stock in accordance with the terms of the notice. A Dissenting Shareholder who does not demand payment or deposit his certificates, if required, by the Notice Date is not entitled to payment for his shares.

        Upon receipt of a payment demand, Arrowhead shall pay each Dissenting Shareholder the amount Arrowhead estimates to be the fair value of the Dissenting Shareholder’s shares plus accrued interest.

        A Dissenting Shareholder may notify Arrowhead in writing of his own estimate of the fair value of his shares and amount of interest due and either demand payment of the Dissenting Shareholder’s estimate, less any previous payment, or reject Arrowhead’s offer and demand payment of the fair value of the Dissenting Shareholder’s shares and interest due if either (i) the Dissenting Shareholder believes that the amount paid by Arrowhead is less than the fair value of his shares or that the interest due is incorrectly calculated, (ii) Arrowhead fails to make payment within sixty (60) days after the date set for demanding payment, or (iii) Arrowhead, having failed to effectuate the exchange, does not return the Dissenting Shareholder’s deposited certificates within sixty (60) days after the date set for demanding payment. A Dissenting Shareholder waives the right to demand payment pursuant to his own estimate of the fair value of his shares unless he notifies Arrowhead of his demand in writing within thirty (30) days after Arrowhead made or offered payment for the Dissenting Shareholder’s shares.

Federal Securities Laws Consequences; Stock Transfer Restrictions

        This proxy statement/prospectus does not cover any resales of the Capitol common stock you will receive in the exchange, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

        All shares of Capitol common stock you will receive in the exchange will be freely transferable, except that if you are deemed to be an “affiliate” of Arrowhead under the Securities Act of 1933 at the time of the special shareholders’ meeting, you may resell those shares only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be affiliates of Arrowhead for those purposes generally include individuals or entities that control, are controlled by, or are under common control with, Arrowhead, and would not include shareholders who are not officers, directors or principal shareholders of Arrowhead.

        The affiliates of Arrowhead may not offer, sell or otherwise dispose of any of the shares of Capitol common stock issued to that affiliate in the exchange or otherwise owned or acquired by that affiliate:

(1)

for a period beginning 30 days prior to the exchange and continuing until financial results covering at least 30 days of post-exchange combined operations of Capitol and Arrowhead have been publicly filed by Capitol; or

(2)	in violation of the Securities Act.

OPINION OF FINANCIAL ADVISOR

        Arrowhead has retained JMP Financial, Inc. to provide a financial fairness opinion in connection with the exchange. The Arrowhead board selected JMP Financial, Inc. to act as Arrowhead’s financial advisor based on its qualifications, expertise and reputation. JMP Financial, Inc. has rendered its opinion, in writing, that, based upon and subject to the various considerations set forth in the opinion, the consideration to be received pursuant to the exchange by the holders of Arrowhead common stock is fair from a financial point of view.

        The full text of the written opinion of JMP Financial, Inc. is attached as Annex B to this proxy statement/prospectus and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by JMP Financial, Inc. in rendering its opinion. Arrowhead shareholders are urged to, and should, read the opinion carefully and in its entirety. The opinion is directed to the Arrowhead board and addresses only the fairness from a financial point of view of the consideration received pursuant to the exchange as of the date of the opinion. It does not address any other aspect of the exchange and does not constitute a recommendation to any holder of Arrowhead common stock as to how to vote at the special shareholders’ meeting. The summary of the opinion of JMP Financial, Inc. set forth in this document is qualified in its entirety by reference to the full text of the opinion.

        In connection with rendering its opinion, JMP Financial, Inc. among other things:

•	reviewed audited financial statements and unaudited financial statements of Arrowhead as set forth in Annex D;

•	discussed the past and current operations and financial condition and the prospects of Arrowhead with senior executives of Arrowhead;

•	reviewed certain publicly available financial statements and other information of Capitol;

•	discussed the past and current operations and financial condition and the prospects of Capitol with senior executives of Capitol;

•	reviewed the reported prices and trading activity for Capitol common stock;

•

compared the financial performance of Arrowhead and Capitol and the prices and trading activity of Capitol common stock with that of certain other comparable publicly traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

•	reviewed the Plan of Share Exchange; and

•	performed such other analyses and considered such other factors as JMP Financial, Inc. deemed appropriate.

        In rendering its opinion, JMP Financial, Inc. performed the following analyses:

(1)

CBC Share Multiples. In order to evaluate the value of CBC share price, JMP Financial, Inc. reviewed the price-to-book value and price-to-earnings ratios (“Multiples”) and performance data of publicly traded stocks of all Michigan banks, all publicly traded U.S. banks, Midwest banks of similar size to CBC ($1 billion to $5 billion in assets) and all publicly traded banks in the nation in the $1 billion to $5 billion range. No bank or bank holding company was identical to Capitol. JMP Financial, Inc. did, however, note that the Capitol share value Multiples were generally within the range of, or below, the Multiples of comparable size banks and bank holding companies. The summary data for this analysis is presented below and demonstrates that CBC common stock price sells at Multiples just below the aggregate averages of the various Comparable Groups. Accordingly, there is a presumption that CBC was fairly priced in the securities market at the time of evaluation.

Comparable Group	Count	P/BV	P/E

$1b-$5b Assets in MW	30	177.2	16.0

$1b-$5b Assets Natl	140	204.8	15.9

All Natl	458	194.1	15.8

All MI	16	171.8	16.0

Average		187.0	15.9

CBC		171.2	14.5

P/BV and P/E figures Comparable Groups are the median for the entire group.

(2)

Change-of-Control Multiples. JMP Financial, Inc. reviewed the pricing ratios in those mergers and acquisitions of banks and bank holding companies pending or completed during the past six months for which public information was available. JMP Financial, Inc. found that the premium to book value ratios offered to selling shareholders generally ranged from 348 percent to 112 percent, with both median and average premium to book values falling between 205 percent and 211 percent. All of these transactions involved the transfer of control to the acquiring institution.

(3)

Arrowhead Share Multiples. JMP Financial, Inc. also consulted a private database to construct several groups of banks and bank holding companies it deemed to be similar to Arrowhead, considering, but not limiting its analysis to, such factors as size, financial condition and performance, geography and market performance. JMP Financial, Inc. compared the price-to-book value and price-to-earnings ratios of these comparative groups to the acquisition Multiples applicable to the proposed Arrowhead exchange. There are no publicly traded banks in Arizona, no publicly traded banks in the entire southwest region with less than $250 million in assets, and only one publicly traded bank in the entire southwest region with assets below $500 million. The price-to-book multiple of 146 percent to be paid to Arrowhead is comparable to 157%, the median of the aggregate group of publicly traded banks throughout the country with assets less than $250 million. Arrowhead had negative earnings in 2002. The trailing twelve month multiple of 15.6 is below the median paid to publicly traded banks across the nation with assets less than $250 million, but comparable to the median paid to all publicly traded banks in the Southwest.

	Count	P/BV	P/E

All National	458	194.1	15.8

All Southwest	10	180.5	15.3

All National ‹ $250m assets	37	156.9	19.6

Average		177.2	19.6

Arrowhead		146.0	15.3

P/BV and P/E figures Comparable Groups are the median for the entire group.

(4)

Illiquidity. On an individual basis there are substantial differences between the financial and market condition and performance of Arrowhead stock and most other institutions. In the aggregate, the most striking difference between Arrowhead and the various comparative groups was liquidity. Most other commercial banks had significant positive earnings records, as opposed to a history of growing, but low earnings for Arrowhead. It may be argued that Arrowhead is still a maturing institution and therefore direct comparisons of earnings performance may be difficult. All of the publicly traded banks which JMP Financial, Inc. reviewed and which it defined as “small publicly traded banks” were listed on the New York Stock Exchange. The average weekly trading volume of these institutions was about 2/5 of one percent of their outstanding stock. In other words, these institutions provided minority shareholders with reasonable liquidity. Arrowhead stock, on the other hand, was not publicly traded and was virtually, illiquid. A number of historical studies and valuation practices estimate liquidity discounts in a range from 10 to 30 percent, suggesting that, ceteras paribus, the Multiples paid for Arrowhead should be lower than those of comparable institutions by that margin.

(5)

Not an “Acquisition” Premium. The transaction at issue may be characterized, at least casually, as an “acquisition”. There is a tendency to compare the acquisition Multiples paid to Arrowhead in this transaction to “acquisition” Multiples for other commercial banks as reported in the media and private database. It is important to note, however, that the “acquisition” Multiples reported in the media are for change-of-control transactions, generally for 100 percent of the acquisition stock. In this case, Arrowhead is now and has been since it commenced business, an affiliate and controlled subsidiary of Capitol. CBC is acquiring less than 50 percent of the Arrowhead stock. Given that the transaction thus represented purchase of a minority position, direct comparison to change-of-control premiums, is misleading.

(6)

A Minority Sale. In fact, the transaction bears more of a resemblance to the sale of a minority block of stock then to a change-of-control acquisition. The most dramatic difference, as discussed above, between the exchange of minority shares and an acquisition of all of the stock of an entire institution is the “change of control”. In the latter transaction, control of the acquired institution changes hands, for which the acquiring institution may pay a significant premium. In the present transaction, JMP Financial, Inc. noted that Capitol has had control of Arrowhead from the outset and would not be expected to pay a “premium” for control, since it already owns control of Arrowhead. Accordingly, and especially in light of the fact that the aggregate block to-be-acquired by CBC from outsiders is only approximately 13 percent and comprised of numerous very small blocks, JMP Financial, Inc. would expect that the premium over book value to be paid by CBC would be closer to the price paid in the sale of a minority block of stock in a small publicly traded bank. In other words, one would expect Arrowhead shareholders to be paid Multiples much more similar to those paid for minority shares in Comparative Group institutions then the Multiples paid in change-of-control transactions.

(7)	JMP Financial, Inc. therefore concluded that the exchange was fair to the shareholders of Arrowhead from a financial point of view.

        The opinion and presentation of JMP Financial, Inc. to the Arrowhead board was one of many factors taken into consideration by Arrowhead’s board in making its decision to approve the exchange. The analyses as described above should not be viewed as determinative of the opinion of the Arrowhead board with respect to the exchange or of whether the Arrowhead board would have been willing to agree to a transaction with a different form or amount of consideration.

        The Arrowhead board retained JMP Financial, Inc. based upon its qualifications, experience and expertise. JMP Financial, Inc. is a recognized investment banking and advisory firm which has special expertise in the valuation of banks.

        Under the engagement letter, JMP Financial, Inc. provided financial advisory services and a financial fairness opinion in connection with the exchange, and Arrowhead agreed to pay JMP Financial, Inc. a fee of $8,000 plus out-of-pocket expenses. In addition, Arrowhead has agreed to indemnify JMP Financial, Inc. and its affiliates, against certain liabilities and expenses, including certain liabilities under the federal securities laws.

        JMP Financial, Inc. has also been engaged to provide financial advisory services in connection with other pending share exchanges with other affiliates of Capitol (see “Recent Developments”). JMP Financial, Inc. has been engaged to provide financial advisory services in connection with previous share exchange transactions with other affiliates of Capitol. In total, JMP Financial, Inc. has issued fairness opinions on 16 transactions of similar structure with affiliates of Capitol. In each opinion, JMP Financial, Inc. opined that those transactions were fair from a financial point of view to the shareholders of those entities. For those engagements, through October 31, 2003, JMP Financial, Inc. was paid a total of $133,250. JMP Financial, Inc. has performed no services directly for Capitol. Further, there are no agreements between Capitol or any of its affiliates and JMP Financial, Inc. regarding future fairness opinions or other financial advisory services. JMP Financial, Inc. is aware of no conflicts of interest that JMP Financial, Inc. has at arriving at a fairness opinion.

THE CLOSING

Effective Time

        The exchange will be effective at _____ p.m., Mountain Time, on ________, 2003, and will be closed as soon as possible after the vote at the meeting of Arrowhead’s shareholders. If the Plan of Share Exchange is approved, as of the effective date, each outstanding share of Arrowhead common stock will be automatically converted into the right to receive Capitol common stock according to the exchange ratio.

Shares Held By Capitol

        Shares of Arrowhead common stock owned by Capitol since Capitol’s organization will be unaffected by the exchange. Those shares will not be exchanged for any securities of Capitol or other consideration.

Procedures For Surrender Of Certificates; Fractional Shares

        As soon as reasonably practicable after the effective date of the exchange, Capitol or Capitol’s transfer agent will send you a letter of transmittal. The letter of transmittal will contain instructions with respect to the surrender of your Arrowhead stock certificates. YOU SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

        Commencing immediately after the effective date of the exchange, upon surrender by you of your stock certificates representing Arrowhead shares in accordance with the instructions in the letter of transmittal, you will be entitled to receive stock certificates representing shares of Capitol common stock into which those Arrowhead shares have been converted, together with a cash payment in lieu of fractional shares, if any.

        After the effective date, each certificate that previously represented shares of Arrowhead stock will represent only the right to receive the shares of Capitol common stock into which shares of Arrowhead stock were converted in the exchange, and the right to receive cash in lieu of fractional shares of Capitol common stock as described below.

        Until your Arrowhead certificates are surrendered to Capitol or Capitol’s agent, you will not be paid any dividends or distributions on the Capitol common stock into which your Arrowhead shares have been converted with a record date after the exchange, and will not be paid cash in lieu of a fractional share. When those certificates are surrendered, any unpaid dividends and any cash in lieu of fractional shares of Capitol common stock payable as described below will be paid to you without interest.

        Arrowhead’s transfer books will be closed at the effective date of the exchange and no further transfers of shares will be recorded on the transfer books. If a transfer of ownership of Arrowhead stock that is not registered in the records of Arrowhead has occurred, then, so long as the Arrowhead stock certificates are accompanied by all documents required to evidence and effect the transfer, as set forth in the transmittal letter and accompanying instructions, a certificate representing the proper number of shares of Capitol common stock will be issued to a person other than the person in whose name the certificate so surrendered is registered, together with a cash payment in lieu of fractional shares, if any, and payment of dividends or distributions, if any.

        No fractional share of Capitol common stock will be issued upon surrender of certificates previously representing Arrowhead shares. Instead, Capitol will pay you an amount in cash determined by multiplying the fractional share interest to which you would otherwise be entitled by the Capitol share value used in determining the exchange ratio.

Fees and Expenses

        Whether or not the exchange is completed, Capitol and Arrowhead will each pay its own costs and expenses incurred in connection with the exchange, including the costs of (a) the filing fees in connection with Capitol’s Form S-4 registration statement and this proxy statement/prospectus, (b) the filing fees in connection with any filing, permits or approvals obtained under applicable state securities and “blue sky” laws, (c) the expenses in connection with printing and mailing of the Capitol Form S-4 registration statement and this proxy statement/prospectus, and (d) all other expenses.

Stock Market Listing

        Capitol will promptly prepare and submit a listing application with respect to the maximum number of shares of Capitol common stock issuable to Arrowhead shareholders in the exchange, and Capitol must use reasonable best efforts to obtain approval for the listing of Capitol common shares on the New York Stock Exchange.

Amendment And Termination

        Capitol and Arrowhead may amend or terminate the exchange at any time before or after shareholder approval of the Plan of Share Exchange. After shareholder approval of the exchange, it may not be further amended without the approval of the shareholders.

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THE SHAREHOLDERS’ MEETING

Date, Time And Place

        The shareholders' meeting will be held on___________, 2003 at Arrowhead Community Bank, 17235 North 75th Avenue, Suite B100, Glendale, Arizona 85308 at _____ a.m., local time.

Matters To Be Considered At The Shareholders’ Meeting

        At the shareholders’ meeting, holders of Arrowhead common stock will vote on whether to approve the exchange. See “The Exchange”.

Record Date; Stock Entitled To Vote; Quorum

        Holders of record of Arrowhead common stock at the close of business on___________, 2003, the record date for the shareholders’ meeting, are entitled to receive notice of and to vote at the shareholders’ meeting. At September 30, 2003, 357,143 shares of Arrowhead common stock were issued and outstanding and held by approximately 126 holders of record. Capitol held 311,004 shares of Arrowhead common stock on that date and 46,139 shares were held by shareholders other than Capitol.

        A majority of the shares of the Arrowhead common stock (excluding shares held by Capitol) entitled to vote on the record date must be represented in person or by proxy at the shareholders’ meeting in order for a quorum to be present for purposes of transacting business at the meeting. In the event that a quorum of common stock is not represented at the shareholders’ meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies. Holders of record of Arrowhead common stock on the record date are each entitled to one vote per share with respect to approval of the exchange at Arrowhead’s shareholders’ meeting.

        Arrowhead does not expect any other matters to come before the shareholders’ meeting. However, if any other matters are properly presented at the meeting for consideration, the persons named in the enclosed form of proxy, and acting thereunder, will have discretion to vote or not vote on those matters in accordance with their best judgment, unless authorization to use that discretion is withheld. If a proposal to adjourn the meeting is properly presented, however, the persons named in the enclosed form of proxy will not have discretion to vote in favor of the adjournment proposal any shares which have been voted against the proposal(s) to be presented at the meeting. Arrowhead is not aware of any matters expected to be presented at the meeting other than as described in the notice of the meeting.

Votes Required

        Although approval of the exchange by two-thirds of the shares entitled to vote is all that is required by law, Arrowhead and Capitol have agreed that approval of the exchange will require the affirmative vote of a majority of the shares of Arrowhead common stock outstanding on the record date, excluding the 87.08% of Arrowhead’s shares held by Capitol. Abstentions and broker non-votes will have the same effect as a vote against the proposal to approve the exchange.

Share Ownership Of Management

        As of the close of business on September 30, 2003, the directors and executive officers of Arrowhead and their affiliates were entitled to vote approximately 10,542 shares of Arrowhead common stock. These shares represent approximately 2.95% of the outstanding shares of Arrowhead common stock and 22.85% of Arrowhead’s shares held by shareholders other than Capitol. The directors and executive officers have agreed to vote their shares of Arrowhead common stock in favor of the exchange.

Voting Of Proxies

Submitting Proxies

        You may vote by attending the shareholders’ meeting and voting your shares in person at the meeting, or by completing the enclosed proxy card, signing and dating it, and mailing it in the enclosed postage pre-paid envelope. If you sign a written proxy card and return it without instructions, your shares will be voted FOR the exchange at the shareholders’ meeting.

        If your shares are held in the name of a trustee, bank, broker or other record holder, you must either direct the record holder of your shares as to how to vote your shares or obtain a proxy from the record holder to vote at the shareholders’ meeting.

        Shareholders who submit proxy cards should not send in any stock certificates with their proxy cards. A transmittal form with instructions for the surrender of certificates representing shares of Arrowhead stock will be mailed by Capitol to former Arrowhead shareholders shortly after the exchange is effective.

Revoking Proxies

        If you are a shareholder of record, you may revoke your proxy at any time prior to the time it is voted at the shareholders’ meeting. Proxies may be revoked by written notice, including by telegram or telecopy, to the president of Arrowhead, by a later-dated proxy signed and returned by mail or by attending the shareholders’ meeting and voting in person. Attendance at Arrowhead’s special shareholders’ meeting will not in and of itself constitute a revocation of a proxy. Any written notice of a revocation of a proxy must be sent so as to be delivered before the taking of the vote at the shareholders’ meeting to:

Arrowhead Community Bank
17235 North 75th Avenue
Suite B100
Glendale, Arizona 85308
Attn: Arlene Kulzer, President

        If you require assistance in changing or revoking a proxy, you should contact Arlene Kulzer at the address above or at phone number (623) 776-0800.

General Information

        Brokers who hold shares in street name for customers who are the beneficial owners of those shares are prohibited from giving a proxy to vote on non-routine matters, such as the proposal to be voted on at the shareholders’ meeting, unless they receive specific instructions from the customer. These so-called broker non-votes will have the same effect as a vote against the exchange.

        Abstentions may be specified on all proposals. If you submit a proxy with an abstention, you will be treated as present at the shareholders’ meeting for purposes of determining the presence or absence of a quorum for the transaction of all business. An abstention will have the same effect as a vote against the exchange.

Solicitation Of Proxies; Expenses

        Capitol or Arrowhead will pay the cost of solicitation of proxies. In addition to solicitation by mail, the directors, officers and employees of Arrowhead may also solicit proxies from shareholders by telephone, telecopy, telegram or in person.

COMPARISON OF SHAREHOLDER RIGHTS

        As a result of the exchange, holders of shares of Arrowhead stock will become holders of shares of Capitol common stock. This comparison of shareholder rights is not intended to be complete and is qualified by reference to the Arizona Revised Statutes, as well as to Arrowhead’s articles of incorporation and by-laws and the Michigan Business Corporation Act as well as to Capitol’s articles of incorporation and by-laws, (copies of which are on file with the SEC).

        The following summary compares various rights, privileges and restrictions applicable to shareholders of Arrowhead and Capitol:

	Arrowhead	Capitol
Authorized Capital Stock	500,000	25,000,000
Preemptive Rights	None	None
Quorum Requirements	Majority	Majority
Special Meetings of Stockholders	Called by CEO, majority of the board or shareholders representing 25% of the shares entitled to vote	Called by CEO, majority of the board or shareholders representing 25% of the shares entitled to vote
Stockholder Action by Written Consent	Yes, if unanimous	Yes, if unanimous
Inspection of Voting List of Stockholders	Inspector may be appointed by the Board, by the person presiding at shareholders' meeting or by the request of a shareholder	Inspector may be appointed by the Board, by the person presiding at shareholders' meeting or by the request of a shareholder
Classification of the Board of Directors	No	No
Election of the Board of Directors	Annually by shareholders	Annually by shareholders
Cumulative Voting	Yes	No
Number of Directors	5-25	5-25
Removal of Directors	By a majority of the outstanding shares of stock	By a majority of the outstanding shares of stock
Vacancies on the Board of Directors	May be filled by a majority of the Board of Directors	May be filled by a majority of the Board of Directors
Liability of Directors	Eliminated to the fullest extent provided by law	Eliminated to the fullest extent provided by law
Indemnification of Directors, Officers, Employees or Agents	Yes	Yes
Amendments to Articles of Incorporation	By a majority of the outstanding shares	By a majority of the outstanding shares
Amendments to Bylaws	By majority of directors	By majority of directors
Appraisal/Dissenters' Rights	Arizona law provides for appraisal rights	No

DESCRIPTION OF THE CAPITAL STOCK OF CAPITOL

        Capitol’s Articles of Incorporation, as amended to date, authorize the issuance of up to 25,000,000 shares of common stock, without par value. Capitol’s articles of incorporation do not authorize the issuance of any other class of stock. As of September 30, 2003, 13,656,216 shares of common stock were outstanding. UMB Bank, n.a., serves as transfer agent and registrar for Capitol’s common stock.

        Michigan law allows Capitol’s board of directors to issue additional shares of stock up to the total amount of common stock authorized without obtaining the prior approval of the shareholders.

        Capitol’s board of directors has authorized the issuance of the shares of common stock as described in this proxy statement/prospectus. All shares of common stock offered will be, when issued, fully paid and nonassessable.

        The following summary of the terms and provisions of the common stock does not purport to be complete and is qualified in its entirety by reference to Capitol’s articles of incorporation, as amended, a copy of which is on file with the SEC, and to the Michigan Business Corporation Act (“MBCA”).

Rights of Common Stock

        All voting rights are vested in the holders of shares of common stock. Each share of common stock is entitled to one vote. The shares of common stock do not have cumulative voting rights, which means that a stockholder is entitled to vote each of his or her shares once for each director to be elected at any election of directors and may not cumulate shares in order to cast more than one vote per share for any one director. The holders of the common stock do not have any preemptive, conversion or redemption rights. Holders of common stock are entitled to receive dividends if and when declared by Capitol’s board of directors out of funds legally available. Under Michigan law, dividends may be legally declared or paid only if after the distribution the corporation can pay its debts as they come due in the usual course of business and the corporation’s total assets equal or exceed the sum of its liabilities. In the event of liquidation, the holders of common stock will be entitled, after payment of amounts due to creditors and senior security holders, to share ratably in the remaining assets.

Shares Available for Issuance

        The availability for issuance of a substantial number of shares of common stock at the discretion of the board of directors provides Capitol with the flexibility to take advantage of opportunities to issue additional stock in order to obtain capital, as consideration for possible acquisitions and for other purposes (including, without limitation, the issuance of additional shares through stock splits and stock dividends in appropriate circumstances). There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of common stock, except as described in this proxy statement/prospectus and for the shares of common stock reserved for issuance under Capitol’s stock option program.

        Uncommitted authorized but unissued shares of common stock may be issued from time to time to persons and in amounts the board of directors of Capitol may determine and holders of the then outstanding shares of common stock may or may not be given the opportunity to vote thereon, depending upon the nature of those transactions, applicable law and the judgment of the board of directors of Capitol regarding the submission of an issuance to or vote by Capitol’s shareholders. As noted, Capitol’s shareholders have no preemptive rights to subscribe to newly issued shares.

        Moreover, it will be possible that additional shares of common stock would be issued for the purpose of making an acquisition by an unwanted suitor of a controlling interest in Capitol more difficult, time consuming or costly or would otherwise discourage an attempt to acquire control of Capitol. Under such circumstances, the availability of authorized and unissued shares of common stock may make it more difficult for shareholders to obtain a premium for their shares. Such authorized and unissued shares could be used to create voting or other impediments or to frustrate a person seeking to obtain control of Capitol by means of a merger, tender offer, proxy contest or other means. Such shares could be privately placed with purchasers who might cooperate with the board of directors of Capitol in opposing such an attempt by a third party to gain control of Capitol. The issuance of new shares of common stock could also be used to dilute ownership of a person or entity seeking to obtain control of Capitol. Although Capitol does not currently contemplate taking that action, shares of Capitol common stock could be issued for the purposes and effects described above, and the board of directors reserves its rights (if consistent with its fiduciary responsibilities) to issue shares for such purposes.

Capitol’s Preferred Securities

        Capitol has issued debentures to Capitol Trust I, a Delaware business trust subsidiary of Capitol. Capitol Trust I purchased the debentures with the proceeds of preferred securities (which, through June 23, 2003, were traded on the Nasdaq National Stock Market under the symbol “CBCLP”; after June 23, 2003, such securities are listed on NYSE under the symbol “CBCPrA”). Capitol also has additional trust-preferred securities which were private placed. Capitol has guaranteed the preferred securities. The documents governing these securities, including the indenture under which the debentures were issued, restrict Capitol’s right to pay a dividend on its common stock under certain circumstances and give the holders of the preferred securities preference on liquidation over the holders of Capitol’s common stock. Specifically, Capitol may not declare or pay a cash dividend on its common stock if (a) an event of default has occurred as defined in the indenture, (b) Capitol is in default under its guarantee, or (c) Capitol has exercised its right under the debentures and the preferred securities to extend the interest payment period. In addition, if any of these conditions have occurred and until they are cured, Capitol is restricted from redeeming or purchasing any shares of its common stock except under very limited circumstances. Capitol’s obligation under the debentures, the preferred securities and the guarantee approximates $73.3 million at an average interest rate currently approximating 7% per annum, payable quarterly.

Anti-Takeover Provisions

        In addition to the utilization of authorized but unissued shares as described above, the MBCA contains other provisions which could be utilized by Capitol to impede efforts to acquire control of Capitol. Those provisions include the following:

        Control Share Acquisitions. The MBCA contains an article intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. These provisions regulate the acquisition of “control shares” of large public Michigan corporations.

        The act establishes procedures governing “control share acquisitions.” A control share acquisition is defined as an acquisition of shares by an acquirer which, when combined with other shares held by that person or entity, would give the acquirer voting power at or above any of the following thresholds: 20%, 33-1/3% or 50%. Under that act, an acquirer may not vote “control shares” unless the corporation’s disinterested shareholders vote to confer voting rights on the control shares. The acquiring person, officers of the target corporation, and directors of the target corporation who are also employees of the corporation are precluded from voting on the issue of whether the control shares shall be accorded voting rights. The act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

        The act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the act confers dissenters’ rights upon all of a corporation’s shareholders except the acquiring person.

        The act applies only to an “issuing public corporation.” Capitol falls within the statutory definition of an “issuing public corporation.” The act automatically applies to any “issuing public corporation” unless the corporation “opts out” of the statute by so providing in its articles of incorporation or bylaws. Capitol has not “opted out” of the provisions of the act.

        Fair Price Act. Certain provisions of the MBCA establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters. The act provides that a super majority vote of 90% of the shareholders and no less than two-thirds of the votes of non-interested shareholders must approve a “business combination.” The act defines a “business combination” to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an “interested shareholder” or certain “affiliates.” An “interested shareholder” is generally any person who owns 10% or more of the outstanding voting shares of the company. An “affiliate” is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

        As of March 17, 2003 Capitol’s management beneficially owned (including immediately exercisable stock options and warrants) control of approximately 28.89% of Capitol’s outstanding common stock. It is now unknown what percentage will be owned by management upon completion of the exchange. If management’s shares are voted as a block, management will be able to prevent the attainment of the required supermajority approval.

        The supermajority vote required by the act does not apply to business combinations that satisfy certain conditions. These conditions include, among others, that: (i) the purchase price to be paid for the shares of the company is at least equal to the greater of (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (ii) once a person has become an interested shareholder, the person must not become the beneficial owner of any additional shares of the company except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.

        The requirements of the act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the act by resolution at any time prior to the time that the interested shareholder first became an interested shareholder.

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WHERE YOU CAN FIND MORE INFORMATION

        Capitol has filed a registration statement on Form S-4 to register with the SEC the Capitol common stock to be issued to Arrowhead shareholders in the exchange. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Capitol in addition to being a proxy statement of Arrowhead for the special meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

        In addition, Capitol files reports, proxy statements and other information with the SEC under the Exchange Act. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following locations of the SEC:

Public Reference Room 450 Fifth Street, N.W. Room 1024 Washington, DC 20549	Chicago Regional Office Citicorp Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661-2511

        You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, including Capitol, who file electronically with the SEC. The address of that site is www.sec.gov. You can also inspect reports, proxy statements and other information about Capitol at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

        The SEC allows Capitol to “incorporate by reference” the information it files with the SEC. This permits Capitol to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this proxy statement/prospectus. Capitol incorporates by reference the following documents that have been filed with the SEC:

	Capitol Bancorp Ltd. SEC Filings (File No. 0-18461)	Period

•	Quarterly Report on Form 10-Q	Quarter ended September 30, 2003
•	Quarterly Report on Form 10-Q	Quarter ended June 30, 2003
•	Quarterly Report on Form 10-Q	Quarter ended March 31, 2003
•	Proxy Statement on Schedule 14A	Annual Meeting Held May 8, 2003
•	Annual Report on Form 10-K	Year ended December 31, 2002
•	Registration Statement on Form 8-A filed April 19, 1990	Filed April 19, 1990

        In addition, all subsequent documents filed with the SEC by Capitol pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement/ prospectus shall be deemed to be incorporated by reference into this proxy statement/prospectus and to be a part hereof from the date of filing such documents. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus or another such document shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or another such document or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified superseded, to constitute a part of this proxy statement/prospectus.

        IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY _____________, 2003 TO RECEIVE THEM BEFORE THE SHAREHOLDERS’ MEETING. If you request exhibits to any incorporated documents from us, Capitol will mail them to you by first class mail, or another equally prompt means, within one business day after Capitol receives your request.

        No one has been authorized to give any information or make any representation about Arrowhead, Capitol or the exchange, that differs from, or adds to, the information in this document or in documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.

        If you are in a jurisdiction where it is unlawful to offer to exchange, or to ask for offers of exchange, the securities offered by this proxy statement/prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this proxy statement/prospectus does not extend to you.

        The information contained in this proxy statement/prospectus speaks only as of its date unless the information specifically indicates that another date applies. Information in this document about Capitol has been supplied by Capitol, and information about Arrowhead has been supplied by Arrowhead.

LEGAL MATTERS

        Certain legal matters relating to the validity of the shares of Capitol common stock offered by this proxy statement/prospectus will be passed upon for Capitol by Brian English, Capitol’s General Counsel. Certain federal income tax matters relating to the exchange will be passed upon for Capitol by Miller, Canfield, Paddock and Stone, PLC.

EXPERTS

        The consolidated financial statements of Capitol attached and incorporated by reference in this proxy statement/prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report, appearing elsewhere herein and incorporated herein by reference, and which is attached and incorporated herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

        The financial statements of Arrowhead attached to this proxy statement/prospectus as Annex D have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods stated in their report, which is attached as part of Annex D, and included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

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ANNEX A

PLAN OF SHARE EXCHANGE

        THIS PLAN OF SHARE EXCHANGE (“Plan”) is entered into effective November 1, 2003 between and among CAPITOL BANCORP LIMITED, a Michigan corporation (“Capitol”) and the SHAREHOLDERS of ARROWHEAD COMMUNITY BANK (“Arrowhead”).

R E C I T A L S

        A.       Arrowhead is an Arizona banking corporation which commenced the business of banking September 21, 2000.

        B.       Capitol is the holder of 311,004 shares (87.08%) of the duly issued and outstanding common stock of Arrowhead (“Arrowhead common stock”).

        C.        Arrowhead common stock is privately held and not traded in any public market.

        D.        Capitol’s common stock (“Capitol common stock”) is traded on the New York Stock Exchange.

        E.        Arrowhead’s Board of Directors has determined that it would be in the best interest of Arrowhead’s stockholders to exchange their shares of stock in Arrowhead for shares of Capitol common stock as described in this Plan, and Capitol is willing to make an exchange on those terms.

        The parties adopt this Plan as of the effective date.

        1.        The Exchange. Each shareholder who holds Arrowhead common stock will exchange his, her or their shares of Arrowhead common stock for shares of Capitol common stock according to an exchange ratio determined as follows:

Arrowhead Share Value. The value of each share of Arrowhead common stock shall be $18.91264.

Capitol Share Value. The share value of each share of Capitol common stock shall be $27.22865, the average of the closing prices of Capitol’s common stock for the month ended September 30, 2003, as reported by the New York Stock Exchange.

Exchange Ratio. The exchange ratio will be determined by dividing the Arrowhead Share Value by the Capitol Share Value.

        Each Arrowhead shareholder (except Capitol) will receive shares of Capitol common stock in exchange for his, her or their Arrowhead common stock calculated by multiplying the number of shares of Arrowhead common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash.

        2.        Approvals Necessary. The following approvals will be necessary prior to the Plan becoming effective:

a.	The Board of Directors of Arrowhead shall have approved and adopted the Plan.

b.	The Board of Directors of Capitol shall have approved and adopted the Plan.

c.	A majority of the common stock of Arrowhead (exclusive of the shares held by Capitol) shall have been voted to approve and adopt the Plan at a meeting of the shareholders called for that purpose.

d.	The Securities and Exchange Commission shall have declared effective the Registration Statement registering the shares of stock of Capitol common stock to be issued in the exchange.

        3.        Fairness Opinion. The Board of Directors of Arrowhead shall have secured the opinion of a recognized firm of financial advisors that the share exchange is fair from a financial point of view to the shareholders of Arrowhead.

        4.        Tax Opinion. Miller, Canfield, Paddock and Stone, PLC, shall have issued its legal opinion that the share exchange will constitute a reorganization within the means of Section 368 of the Internal Revenue Code of 1986, as amended, and that the exchange shall not be a taxable event to the shareholders of Arrowhead (except to the extent of cash received in lieu of fractional shares).

        5.        Surrender of Certificates. Each shareholder of Arrowhead common stock shall surrender to Capitol his, her or their certificate(s) for shares of Arrowhead common stock. Capitol shall direct its transfer agent, UMB Bank, n.a., to issue certificate(s) of Capitol common stock to be issued in the exchange. Certificate(s) of Capitol common stock shall be issued and registered in the same name as the shares of Arrowhead common stock surrendered in exchange therefor, and shall thereafter be transferable in the same manner as otherwise provided for Capitol common stock. Shareholders of Arrowhead will not be paid dividend payments, if any, paid by Capitol until such time as their certificates have been exchanged. Any such withheld dividend payment will be paid upon exchange of the certificate(s).

        6.        New Arrowhead Certificate. Arrowhead shall issue its certificate registering in the name of Capitol all shares of stock now registered to shareholders other than Capitol.

ANNEX B

JMP Financial, Inc.
753 Grand Marais
Grosse Pointe Park, MI 48230
Tel/Fax (313) 824-1711

________, 2003

Board of Directors
Arrowhead Community Bank
17235 North 75th Avenue
Suite B100
Glendale, Arizona 85308

Ladies and Gentlemen:

        We have examined the proposed Plan of Share Exchange (the “Agreement”) dated November 1, 2003, to be entered into between Capitol Bancorp Limited, a Michigan Corporation (“CBC”) and the shareholders (the “Shareholders”) of Arrowhead Community Bank (“Arrowhead “), an Arizona Corporation by which CBC shall acquire from the Shareholders their outstanding shares of Arrowhead, not already owned by CBC, in exchange for shares of CBC (the “Exchange”).

        The terms of the transaction contemplated by the Agreement provide that each share of Arrowhead’s common stock, not already owned by CBC, and issued and outstanding as of _________, 2003 (the “Effective Date”) shall be exchanged, pursuant to the Exchange Ratio specified in the Agreement, into shares of CBC. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange.

        JMP Financial, Inc. (“JMP”), as a regular part of its investment banking business, is engaged in the valuation of the securities of commercial and savings banks as well as the holding companies of commercial and savings banks in connection with mergers, acquisition, and divestitures, and for other purposes.

        In connection with this engagement and rendering this opinion, we reviewed materials deemed necessary and appropriate by us under the circumstances, including:

•	Audited consolidated financial statements of Arrowhead and CBC for the years ended December 31, 2002, 2001 and 2000, as available;

•	Unaudited financial statements of Arrowhead for the period ended September 30, 2003;

•	Certain unaudited internal financial information concerning the capital ratios of Arrowhead;

•	Publicly available information concerning CBC;

•	Publicly available information with respect to certain other bank holding companies, which we deemed, appropriate, including competitors of CBC and Arrowhead;

•	Publicly available information with respect to the nature and terms of certain other transactions which we consider relevant;

•	The Agreement;

•	Reviewed certain historical market prices and trading volumes of Arrowhead’s and CBC’s common stock to the extent reasonably available. As to Arrowhead, such review was limited to its initial offering of common stock.

Page Two
Board of Directors
Arrowhead Community Bank
______________, 2003

        We have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial statements and other information reviewed by us for the purposes of the opinion expressed herein. We have not made an independent evaluation or appraisal of the assets and liabilities of Arrowhead or CBC or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal, except as referenced above. Additionally, we are not experts in the evaluation of reserves for loan losses, and we have not reviewed any individual credit files. For purposes of this opinion, we have assumed that CBC’s and Arrowhead’s loan loss reserves are adequate in all material respects and that, in the aggregate, other conditions at CBC and Arrowhead are satisfactory and this opinion is conditioned upon such assumption. We have also assumed that there has been no material change in Arrowhead’s or CBC’s assets, financial condition, results of operations, business, or prospects since the date of the last financial statements made available to us for Arrowhead and CBC, respectively. This opinion is necessarily based on economic, market and other conditions in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the opinion and that JMP does not have any litigation to update, revise or reaffirm it.

        The opinion expressed herein is being rendered to the Board of Directors of Arrowhead for its use in evaluation of the proposed transaction, assuming the transaction is consummated upon the terms set forth in the Agreement.

        Based upon the terms and conditions of the Exchange and the current market value of CBC’s common stock, and based further upon such other considerations as we deem relevant, JMP is, subject to the foregoing, of the opinion on the date hereof, that the consideration to be received by the Shareholders in the Exchange would be fair from a financial point of view if the transaction contemplated by the Agreement is in fact consummated pursuant to the terms thereof.

Sincerely, /s/ John Palffy John Palffy President JMP Financial, Inc.

ANNEX C

OPINION OF MILLER, CANFIELD, PADDOCK AND STONE, PLC

November 5, 2003

Capitol Bancorp Limited
200 Washington Square North, 4th Floor
Lansing, Michigan 48933

Re:	Federal Income Tax Consequences of Plan of Share Exchange

Ladies and Gentlemen:

        We have acted as special federal income tax counsel to Capitol Bancorp Limited ("Capitol") in connection with the Plan of Share Exchange (the "Plan") between Capitol and the shareholders of Arrowhead Community Bank ("Arrowhead") dated as of November 1, 2003.

        Capitol has filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “1933 Act”), a registration statement on Form S-4 (the “Registration Statement”), with respect to the common shares of Capitol to be issued to holders of shares of common stock of Arrowhead in connection with the Plan. In addition, Capitol has prepared, and we have reviewed, a Proxy Statement/Prospectus which is contained in and made a part of the Registration Statement (the “Proxy Statement”). In rendering our opinion, we have relied upon the facts stated in the Proxy Statement, the representations provided to us by Capitol and Arrowhead, as summarized below, and upon such other documents as we have deemed appropriate, including the information about Capitol and Arrowhead referenced in the Proxy Statement.

        We have assumed and you have advised us that (i) all parties to the Plan, and to any other documents reviewed by us, have acted, and will act, in accordance with the terms of the Plan, (ii) all facts, information, statements and representations qualified by the knowledge and/or belief of Capitol and/or Arrowhead will be complete and accurate as of the effective date of the Plan as though not so qualified, (iii) the Plan will be consummated pursuant to the terms and conditions set forth in the Plan without the waiver or modification of any such terms and conditions, (iv) the Plan will be authorized by and will be effected pursuant to and in compliance with applicable state law, (v) the transaction contemplated by the Plan complies with the legal requirements of applicable state and federal law, and (vi) the parties to the Plan have satisfied the legal requirements applicable to each party. We have also assumed that each Arrowhead shareholder holds the shares of Arrowhead common stock to be surrendered under the Plan as a capital asset.

        Our opinion also does not address any consequences arising under the laws of any state, locality, or foreign jurisdiction. Additionally, this opinion does not address the specific federal income tax consequences that may be relevant to a particular shareholder receiving special treatment under some federal income tax laws, including: (i) banks; (ii) tax-exempt organizations; (iii) insurance companies; (iv) dealers in securities or foreign currencies; (v) Arrowhead shareholders, if any, who received their Arrowhead common stock through the exercise of employee stock options or otherwise as compensation; (vi) Arrowhead shareholders who are not U.S. persons; and (vii) Arrowhead shareholders who hold Arrowhead common stock as part of a hedge, straddle, or conversion transaction.

        Except for the opinions related to the federal income tax consequences stated herein, we have not reviewed nor do we render an opinion of the proposed form of the transaction contemplated by the Plan. Further, no rulings have been or will be sought from the Internal Revenue Service regarding any matters relating to the exchange.

Capitol Bancorp Limited
November 5, 2003

        Our opinion is predicated on the accuracy of the following representations provided to us by Capitol:

        A.        The fair market value of the Capitol common stock to be received by the Arrowhead shareholders will be approximately equal to the fair market value of the Arrowhead common stock surrendered under the Plan.

        B.        Capitol has no plan or intention to liquidate Arrowhead; to merge Arrowhead into another corporation; to cause Arrowhead to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business; or to sell or otherwise dispose of any of the Arrowhead common stock acquired in the transaction.

        C.        Capitol has no plan or intention to reacquire any of its common stock issued under the Plan.

        D.        Capitol, Arrowhead, and the shareholders of Arrowhead will pay their respective expenses, if any, incurred in connection with the Plan.

        E.        The only consideration that will be received by the shareholders of Arrowhead for their common stock of Arrowhead is voting common stock of Capitol. Further, no liabilities of Arrowhead or any Arrowhead shareholder will be assumed by Capitol, nor will any of the Arrowhead stock acquired by Capitol be subject to any liabilities.

        F.        Capitol will not own as of immediately before the effective date of the Plan, directly or indirectly, any Arrowhead common stock other than the Arrowhead common stock first acquired by Capitol upon the formation of Arrowhead in September of 2000.

        G.        Capitol will not make any cash payments, directly or indirectly, to dissenting shareholders of Arrowhead, nor will Capitol, directly or indirectly, reimburse Arrowhead for any payments made by Arrowhead to dissenting shareholders.

        H.        Any cash payment made by Capitol to Arrowhead shareholders in lieu of fractional shares of Capitol is solely for the purpose of avoiding the expense and inconvenience to Capitol of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid under the Plan to the Arrowhead shareholders instead of issuing fractional shares of Capitol common stock will not exceed one percent of the total consideration that will be issued under the Plan to the Arrowhead shareholders in exchange for their Arrowhead common stock. The fractional share interests of each Arrowhead shareholder will be aggregated and no Arrowhead shareholder will receive cash in an amount greater to or greater than the value of one full share of Capitol common stock.

        I.        Capitol is not an investment company as defined in Section 368(a)(2)(F)(iii) or (iv) of the Internal Revenue Code of 1986, as amended (the “Code”).

        J.        The Plan will be consummated in compliance with the material terms contained in the Registration Statement, none of the material terms and conditions therein have been or will be waived or modified and Capitol has no plan or intention to waive or modify any such material condition.

Capitol Bancorp Limited
November 5, 2003

        Our opinion is also predicated on the accuracy of the following representations provided to us by Arrowhead:

        A.        The Plan will be consummated in compliance with the material terms contained in the Registration Statement, none of the material terms and conditions therein have been or will be waived or modified and Arrowhead has no plan or intention to waive or modify any such material condition.

        B.        The fair market value of the Capitol common stock to be received by the Arrowhead shareholders will be approximately equal to the fair market value of the Arrowhead common stock surrendered under the Plan.

        C.        Arrowhead has no plan or intention to issue additional shares of its stock that would result in Capitol losing “control” of Arrowhead within the meaning of Section 368(c) of the Code.

        D.        Capitol, Arrowhead, and the shareholders of Arrowhead will pay their respective expenses, if any, incurred in connection with the Plan.

        E.        Arrowhead has only one class of stock authorized, being voting common stock. At the time the Plan is executed, Arrowhead will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire any stock in Arrowhead.

        F.        Following the execution of the Plan, Arrowhead will continue its historic business or use a significant portion of its historic business assets in a business.

        G.        Arrowhead is not an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

        H.        Arrowhead will pay any dissenting shareholders the value of their stock out of its own funds.

        I.        On the effective date of the Plan, the fair market value of the assets of Arrowhead will exceed the sum of its liabilities plus, the liabilities, if any, to which the assets are subject.

        Based upon and subject to the foregoing, and subject to the qualifications, limitations, representations and assumptions contained in the portion of the Proxy Statement captioned “Material Federal Income Tax Consequences” and incorporated by reference in this opinion, we are of the opinion that:

            1.        The exchange will qualify as a reorganization within the meaning of Section 368(a)(1)(B) of the Code;

            2.        No gain or loss will be recognized by the shareholders of Arrowhead who exchange their Arrowhead common stock solely for Capitol common stock (except with respect to cash received instead of fractional shares of Capitol common stock);

            3.        The aggregate tax basis of the Capitol common stock received by Arrowhead shareholders who exchange all of their Arrowhead common stock for Capitol common stock in the exchange will be the same as the aggregate tax basis of the Arrowhead common stock surrendered in the exchange (reduced by any adjusted basis allocable to a fractional share of Capitol common stock for which cash is received);

Capitol Bancorp Limited
November 5, 2003

            4.        The holding period of the Capitol common stock received by a former shareholder of Arrowhead will include the holding period of shares of Arrowhead common stock surrendered in the exchange; and

            5.        A holder of Arrowhead common stock who receives a cash payment instead of a fractional share of Capitol common stock will recognize capital gain or loss to the extent such cash payment is treated pursuant to Section 302 of the Code as made in exchange for the fractional share. Such gain or loss will be equal to the difference between the cash amount received and the portion of the holder’s adjusted basis in shares of Arrowhead common stock allocable to the fractional share, and such gain or loss will be long-term capital gain or loss for federal income tax purposes if the holder’s holding period in the Arrowhead common stock satisfies the long-term holding period requirement.

        No opinion is expressed on any matters other than those specifically stated. This opinion is furnished to you for use in connection with the Registration Statement and may not be used for any other purpose without our prior express written consent. We hereby consent to the inclusion of this opinion as an appendix to the Proxy Statement and to the use of our name in that portion of the Proxy Statement captioned “Material Federal Income Tax Consequences.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act.

Very truly yours, /s/ Miller, Canfield, Paddock and Stone, PLC Miller, Canfield, Paddock and Stone, PLC

ANNEX D

FINANCIAL INFORMATION REGARDING ARROWHEAD COMMUNITY BANK

Management's discussion and analysis of financial condition and results of operations	D-2

Condensed interim financial statements as of and for the nine months ended September 30, 2003 and 2002 (unaudited)	D-5

Audited financial statements as of and for the years ended December 31, 2002, 2001 and 2000	D-11

Management’s Discussion and Analysis of Financial Condition
and Results of Operations
Arrowhead Community Bank
Periods Ended September 30, 2003 and 2002 and December 31, 2002, 2001 and 2000

Financial Condition
Arrowhead Community Bank is engaged in commercial banking activities from its sole location in Glendale, Arizona. From its inception in September 2000, the Bank provides a full array of banking services, principally loans and deposits, to entrepreneurs, professionals and other high net worth individuals in its community.

Total assets approximated $56 million at September 30, 2003, an increase from $47.4 million at December 31, 2002. The Bank’s total assets approximated $33.7 million at year-end 2001.

Total portfolio loans approximated $39.6 million at September 30, 2003, an increase from the $36.2 million level at December 31, 2002. At December 31, 2001, total portfolio loans approximated $30.4 million, representing significant portfolio loan growth since the Bank’s beginning in 2000. Commercial loans approximated 92% of total portfolio loans at September 30, 2003 consistent with the Bank’s emphasis on commercial lending activities.

The allowance for loan losses at September 30, 2003 approximated $527,000 or 1.33% of total portfolio loans, a decrease in comparison to the year-end 2002 ratio of 1.50%.

The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses inherent in the loan portfolio at the balance sheet date. Management’s determination of the adequacy of the allowance is based on evaluation of the portfolio (including volume, amount and composition, potential impairment of individual loans and concentrations of credit), past loss experience, current economic conditions, loan commitments outstanding and other factors.

The Bank had approximately $2,000 in net recoveries of prior loan charge-offs for the nine-month 2003 period in comparison to the $64,000 in net loan charge-offs in the corresponding 2002 period. Net charge-offs approximated $136,000 for the year ended December 31, 2002 (none in 2001 and 2000).

The Bank’s growth has been funded primarily by deposits, most of which are interest-bearing. Total deposits approximated $48 million at September 30, 2003, an increase of approximately $5 million from the $43 million level at December 31, 2002. Deposits increased in 2002 from the $29.4 million level at the beginning of the year.

The Bank seeks to obtain noninterest-bearing deposits as a means to reduce its cost of funds. Noninterest-bearing deposits approximated $6.7 million at September 30, 2003 or about 14% of total deposits, an increase of approximately $1 million from December 31, 2002. Noninterest-bearing deposits fluctuate significantly from day to day, depending upon customer account activity.

Stockholders’ equity approximated $4.6 million at September 30, 2003 or approximately 8% of total assets. Capital adequacy is discussed elsewhere in this narrative.

Results of Operations
The Bank’s net income for the nine months ended September 30, 2003 approximated $327,000, compared with $64,000 in the corresponding 2002 period.

Net income for the year ended December 31, 2002 was $117,229. 2001 represented the Bank’s first full calendar year of operations, with a net loss of $385,888, compared to a net loss of $418,573 in the 2000 period of about four months.

The principal source of operating revenues is interest income. Total interest income for the nine months ended September 30, 2003 approximated $2.3 million, compared with $2.1 million in the nine-month 2002 period. The increase in interest income relates primarily to an increase in the loan portfolio. For the year ended December 31, 2002, total interest income approximated $2.9 million, compared with $1.8 million in 2001 and $153,000 in 2000.

Total interest expense approximated $789,000 for the nine months ended September 30, 2003, compared with $813,000 for the nine-month 2002 period. For the year ended December 31, 2002, total interest expense approximated $1.1 million, compared with $621,000 in 2001 and $19,000 in 2000. The decrease in interest expense for the interim 2003 period was the result of lower interest rates on deposits, while increases during the full year 2002 and 2001 periods were due to larger levels of interest-bearing deposits.

Net interest income approximated $1.5 million for the nine months ended September 30, 2003, compared with $1.3 million for the 2002 corresponding period. Net interest income for the year ended December 31, 2002 approximated $1.8 million, compared with $1.2 million in 2001 and $135,000 in 2000.

The provision for loan losses was a minor credit to operations for the nine months ended September 30, 2003 in comparison to the expense of approximately $141,000 in the corresponding 2002 period. Provisions for loan losses for the full year were approximately $222,000 for the year ended December 31, 2002, $386,000 in 2001 and $71,000 in 2000. The provisions for loan losses for the years of 2002, 2001 and 2000 were related primarily to loan growth. The provision for loan losses is based upon amounts necessary to maintain the allowance for loan losses based on management’s analysis of allowance requirements discussed previously.

Total noninterest income approximated $722,000 for the nine months ended September 30, 2003, about double the $388,000 for the corresponding 2002 period. Noninterest income for the year ended December 31, 2002 approximated $608,000, considerably more than the $25,000 in 2001 and $1,000 in 2000. The main reason for the significant increase is due to the increase in fees from origination of nonportfolio residential mortgage loans during a period of record low interest rates for home mortgage loans.

Total noninterest expense approximated $1.8 million for the nine months ended September 30, 2003, compared with $1.4 million for the corresponding 2002 period. For the year ended December 31, 2002, total noninterest expense approximated $2 million, compared with $1.4 million in 2001 and $700,000 in 2000. The principal component of noninterest expense is salaries and employee benefits which has steadily increased during the Bank’s early periods based upon the increased staffing required to serve customers and to facilitate growth.

Liquidity and Capital Resources
The principal funding source for asset growth and loan origination activities is deposits. Changes in deposits and loans were previously discussed in this narrative. Since the inception of the Bank, most of the deposit growth has been deployed into commercial loans, consistent with the Bank’s emphasis on commercial lending activities.

Cash and cash equivalents approximated $12.1 million at September 30, 2003, compared with $8.4 million at December 31, 2002 and $2.5 million at December 31, 2001. As liquidity levels vary continuously based upon customer activities, amounts of cash and cash equivalents can vary widely at any given point in time. Management believes the Bank’s liquidity position at September 30, 2003 is adequate to fund loan demand and to meet depositor needs.

At September 30, 2003, the Bank had debt obligations of $3.1 million, which consisted of secured advances from a Federal Home Loan Bank. Such borrowings are used from time to time to meet various funding needs.

All banks are subject to a complex series of capital ratio requirements which are imposed by state and federal banking agencies. In the case of Arrowhead, as a young bank, it is subject to a more restrictive requirement than is applicable to most banks inasmuch as the Bank must maintain a capital-to-asset ratio of not less than 8% for its first three years of operation. In the opinion of management, the Bank meets or exceeds regulatory capital requirements to which it is subject.

Impact of New Accounting Standards
There are certain new accounting standards either becoming effective or being issued in 2003. They are discussed in Note B of the accompanying interim financial statements.

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ARROWHEAD COMMUNITY BANK

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Condensed Interim Financial Statements

Nine months ended September 30, 2003 and 2002

BALANCE SHEETS

Arrowhead Community Bank

	September 30 2003	December 31 2002

	(unaudited)
ASSETS
Cash and due from banks	$ 2,467,165	$ 1,965,936
Money market, mutual funds and interest-bearing
deposits	6,079,151	3,066,319
Federal funds sold	3,510,000	3,408,000

Cash and cash equivalents	12,056,316	8,440,255
Loans held for resale	3,867,436	2,255,779
Investment securities:
Available for sale, carried at market value	5,367	47,544
Held for long-term investment, carried at
amortized cost which approximates
market value	155,000	55,400

Total investment securities	160,367	102,944
Portfolio loans:
Commercial	36,407,621	33,497,252
Real estate mortgage	2,610,835	2,136,859
Installment	562,711	550,632

Total portfolio loans	39,581,167	36,184,743
Less allowance for loan losses	(527,000)	(543,000)

Net portfolio loans	39,054,167	35,641,743
Premises and equipment	306,151	354,524
Accrued interest income	174,559	155,267
Other assets	345,676	476,839

TOTAL ASSETS	$ 55,964,672	$ 47,427,351

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Noninterest-bearing	$ 6,665,806	$ 5,601,350
Interest-bearing	41,469,816	37,433,352

Total deposits	48,135,622	43,034,702
Debt obligations	3,100,000
Accrued interest on deposits and other liabilities	109,854	78,311

Total liabilities	51,345,476	43,113,013

STOCKHOLDERS' EQUITY:
Common stock, par value $5.00 per share,
500,000 shares authorized;
357,143 shares issued and outstanding	1,785,715	1,785,715
Surplus	3,214,287	3,214,287
Retained-earnings deficit	(360,222)	(687,232)
Market value adjustment (net of tax) for
investment securities available for sale
(accumulated other comprehensive income)	(20,584)	1,568

Total stockholders' equity	4,619,196	4,314,338

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY	$ 55,964,672	$ 47,427,351

See notes to interim financial statements.

STATEMENTS OF OPERATIONS (Unaudited)

Arrowhead Community Bank

	Nine Months Ended September 30

	2003	2002

Interest income:
Portfolio loans (including fees)	$ 2,100,290	$ 1,943,053
Loans held for resale	124,504	77,218
Taxable investment securities	2,098	4,697
Federal funds sold	21,733	17,380
Other	83,439	54,798

Total interest income	2,332,064	2,097,146

Interest expense:
Deposits	786,460	812,193
Other	2,922	726

Total interest expense	789,382	812,919

Net interest income	1,542,682	1,284,227
Provision for loan losses	(17,344)	140,952

Net interest income after
provision for loan losses	1,560,026	1,143,275

Noninterest income:
Service charges on deposit accounts	25,093	14,440
Fees from origination of nonportfolio
residential mortgage loans	649,134	388,123
Realized gains (losses) on sales of investment
securities available for sale	1,005	(24,202)
Other	47,159	9,857

Total noninterest income	722,391	388,218

Noninterest expense:
Salaries and employee benefits	1,094,471	803,849
Occupancy	104,525	116,707
Equipment rent, depreciation, and maintenance	83,765	78,498
Other	493,646	431,373

Total noninterest expense	1,776,407	1,430,427

Income before federal income taxes	506,010	101,066
Federal income taxes	179,000	37,000

NET INCOME	$ 327,010	$ 64,066

NET INCOME PER SHARE (basic and diluted)	$ 0.92	$ 0.18

See notes to interim financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Unaudited)

Arrowhead Community Bank

	Common Stock	Surplus	Retained- Earnings Deficit	Accumulated Other Comprehensive Income	Total

Nine Months Ended September 30, 2002
Balances at January 1, 2002	$ 1,785,715	$ 3,214,287	$(804,461)	$ 1,771	$4,197,312

Components of comprehensive income:
Net income for the period			64,066		64,066
Market value adjustment (net of tax) for
investment securities available for sale
(accumulated other comprehensive income)				693	693

Comprehensive income for the period					65,759

BALANCES AT SEPTEMBER 30, 2002	$ 1,785,715	$ 3,214,287	$(740,395)	$ 2,464	$4,262,071

Nine Months Ended September 30, 2003
Balances at January 1, 2003	$ 1,785,715	$ 3,214,287	$(687,232)	$ 1,568	$4,314,338

Components of comprehensive income:
Net income for the period			327,010		327,010
Market value adjustment (net of tax) for
investment securities available for sale
(accumulated other comprehensive
income)				(22,152)	(22,152)

Comprehensive income for the period					304,858

BALANCES AT SEPTEMBER 30, 2003	$ 1,785,715	$ 3,214,287	$(360,222)	$(20,584)	$4,619,196

See notes to financial statements.

STATEMENTS OF CASH FLOWS (Unaudited)

Arrowhead Community Bank

	Nine Months Ended September 30

	2003	2002

OPERATING ACTIVITIES
Net income	$ 327,010	$ 64,066
Adjustments to reconcile net income to net
cash used by operating activities:
Provision for loan losses	(17,344)	140,952
Depreciation of premises and equipment	73,454	66,067
Net amortization of investment security premiums	107	470
Originations and purchases of loans held for resale	(38,045,673)	(21,637,283)
Proceeds from sales of loans held for resale	36,434,016	20,276,603
Decrease (increase) in accrued interest income and
other assets	123,281	(1,651)
Increase in accrued interest on deposits and
other liabilities	31,543	58,071

NET CASH USED BY OPERATING
ACTIVITIES	(1,073,606)	(1,032,705)

INVESTING ACTIVITIES
Proceeds from calls and maturities of investment
securities available for sale	8,508	37,741
Purchases of investment securities held for resale	(99,600)
Net increase in portfolio loans	(3,395,080)	(5,229,022)
Proceeds from sales of premise and equipment		3,623
Purchases of premises and equipment	(25,081)	(69,970)

NET CASH USED BY INVESTING
ACTIVITIES	(3,511,253)	(5,257,628)

FINANCING ACTIVITIES
Net increase in demand deposits, NOW accounts and
savings accounts	7,996,215	5,052,058
Net increase (decrease) in certificates of deposit	(2,895,295)	4,724,509
Proceeds from debt obligations	3,100,000

NET CASH PROVIDED BY FINANCING
ACTIVITIES	8,200,920	9,776,567

INCREASE IN CASH AND CASH
EQUIVALENTS	3,616,061	3,486,234
Cash and cash equivalents at beginning of period	8,440,255	2,532,680

CASH AND CASH EQUIVALENTS AT
END OF PERIOD	$ 12,056,316	$ 6,018,914

See notes to interim financial statements.

NOTES TO INTERIM FINANCIAL STATEMENTS (Unaudited)

Arrowhead Community Bank

Note A—Basis of Presentation

        The accompanying condensed financial statements of Arrowhead Community Bank have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America.

        The statements do, however, include all adjustments of a normal recurring nature which Arrowhead considers necessary for a fair presentation of the interim periods.

        The results of operations for the nine-month period ended September 30, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003.

        Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, establishes an alternative fair value method of accounting for stock options whereby compensation expense would be recognized based on the computed fair value of the options on the grant date. By not electing this alternative, certain pro forma disclosures of the expense recognition provisions of Statement No. 123 are required, which are as follows:

	2003	2002

Net income (loss):
As reported	$ 327,010	$ 64,066
Less pro forma compensation
expense regarding fair value
of stock option awards, net
of income tax effect	(72,270)	(72,270)

Pro forma	254,740	(8,204)
Net income (loss) per share:
Basic:
As reported	0.92	0.18
Pro forma	0.71	(0.02)
Diluted:
As reported	0.92	0.18
Pro forma	$ 0.71	$ (0.02)

Note B—New Accounting Standards

        The Financial Accounting Standards Board (FASB) recently issued Statement No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. This new standard, which clarifies the accounting for derivative instruments including certain derivative instruments embedded in other contracts, hedging activities under Statement No. 133 and aligns current accounting with other FASB projects, intends to create more consistent accounting treatment for derivative instruments and hedging activities. It is effective for contracts entered into after June 30, 2003 and is not expected to have a material impact on the Bank’s financial position or results of operation, upon implementation.

        A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to the Bank’s financial statements.

Arrowhead Community Bank

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Financial Statements

Years Ended December 31, 2002, 2001 and 2000

Report of Independent Auditors

Board of Directors and Stockholders
Arrowhead Community Bank

We have audited the accompanying balance sheets of Arrowhead Community Bank as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2002 and 2001, and the period from September 21, 2000 (date of inception) to December 31, 2000. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arrowhead Community Bank as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001, and the period from September 21, 2000 (date of inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Los Angeles, California
January 31, 2003

BALANCE SHEETS

Arrowhead Community Bank

	December 31

	2002	2001

ASSETS
Cash and due from banks	$ 1,965,936	$ 960,803
Money market, mutual funds and interest-bearing
deposits	3,066,319	1,331,877
Federal funds sold	3,408,000	240,000

Cash and cash equivalents	8,440,255	2,532,680
Loans held for resale	2,255,779
Investment securities--Note B:
Available for sale, carried at market value	47,544	122,086
Held for long-term investment, carried at amortized
cost which approximates market value	55,400

Total investment securities	102,944	122,086
Portfolio loans--Note C:
Commercial	33,497,252	28,712,488
Real estate mortgage	2,136,859	1,322,856
Installment	550,632	394,628

Total portfolio loans	36,184,743	30,429,972
Less allowance for loan losses	(543,000)	(457,000)

Net portfolio loans	35,641,743	29,972,972
Premises and equipment--Note E	354,524	363,440
Accrued interest income	155,267	136,255
Other assets	476,839	530,092

TOTAL ASSETS	$ 47,427,351	$ 33,657,525

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Noninterest-bearing	$ 5,601,350	$ 3,670,210
Interest-bearing--Note F	37,433,352	25,739,224

Total deposits	43,034,702	29,409,434
Accrued interest on deposits and other liabilities	78,311	50,779

Total liabilities	43,113,013	29,460,213

STOCKHOLDERS' EQUITY--Notes G and L:
Common stock, par value $5.00 per share,
500,000 shares authorized;
357,143 shares issued and outstanding	1,785,715	1,785,715
Surplus	3,214,287	3,214,287
Retained-earnings deficit	(687,232)	(804,461)
Market value adjustment (net of tax) for investment
securities available for sale (accumulated other
comprehensive income)	1,568	1,771

Total stockholders' equity	4,314,338	4,197,312

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY	$ 47,427,351	$ 33,657,525

See notes to financial statements.

STATEMENTS OF OPERATIONS

Arrowhead Community Bank

	Year Ended December 31		Period Ended
			December 31
	2002	2001	2000

Interest income:
Portfolio loans (including fees)	$2,671,023	$ 1,696,051	$ 93,163
Loans held for resale	122,263
Taxable investment securities	5,567	8,604	972
Federal funds sold	23,234	50,982	30,559
Other	75,250	23,223	28,548

Total interest income	2,897,337	1,778,860	153,242

Interest expense:
Deposits	1,100,568	620,201	18,537
Other	960	388

Total interest expense	1,101,528	620,589	18,537

Net interest income	1,795,809	1,158,271	134,705
Provision for loan losses--Note C	221,568	386,000	71,000

Net interest income after provision
for loan losses	1,574,241	772,271	63,705

Noninterest income:
Service charges on deposit accounts	21,830	6,128	435
Fees from origination of non-portfolio
residential mortgage loans	586,225
Other		18,689	502

Total noninterest income	608,055	24,817	937

Noninterest expense:
Salaries and employee benefits	1,120,724	656,858	180,143
Occupancy	155,991	138,208	29,880
Equipment rent, depreciation and maintenance	105,754	99,897	25,829
Other	616,598	484,013	462,363

Total noninterest expense	1,999,067	1,378,976	698,215

Income (loss) before federal income taxes (benefit)	183,229	(581,888)	(633,573)
Federal income taxes (benefit)--Note I	66,000	(196,000)	(215,000)

NET INCOME (LOSS)	$ 117,229	$ (385,888)	$(418,573)

NET INCOME (LOSS) PER SHARE (basic and diluted)	$ 0.33	$ (1.08)	$ (1.17)

See notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Arrowhead Community Bank

	Common Stock	Surplus	Retained- Earnings Deficit	Accumulated Other Comprehensive Income	Total

Balances at September 21, 2000, beginning
of period	$ -0-	$ -0-	$ -0-		$ -0-

Issuance of 357,143 shares of common stock
for cash consideration of $14.00 per share
in conjunction with formation of Bank	1,785,715	3,214,287			5,000,002

Net loss and comprehensive loss for
the 2000 period			(418,573)		(418,573)

BALANCES AT DECEMBER 31, 2000	1,785,715	3,214,287	(418,573)		4,581,429

Components of comprehensive loss:
Net loss for 2001			(385,888)		(385,888)
Market value adjustment (net of tax) for
investment securities available for sale
(accumulated other comprehensive income)				$ 1,771	1,771

Comprehensive loss for 2001					(384,117)

BALANCES AT DECEMBER 31, 2001	1,785,715	3,214,287	(804,461)	1,771	4,197,312

Components of comprehensive income:
Net income for 2002			117,229		117,229
Market value adjustment (net of tax) for
investment securities available for sale
(accumulated other comprehensive income)				(203)	(203)

Comprehensive income for 2002					117,026

BALANCES AT DECEMBER 31, 2002	$ 1,785,715	$ 3,214,287	$ (687,232)	$ 1,568	$4,314,338

See notes to financial statements.

STATEMENTS OF CASH FLOWS

Arrowhead Community Bank

	Year Ended December 31		Period Ended
			December 31
	2002	2001	2000

OPERATING ACTIVITIES
Net income (loss) for the period	$117,229	$(385,888)	$(418,573)
Adjustments to reconcile net income (loss) to net
cash used by operating activities:
Provision for loan losses	221,568	386,000	71,000
Depreciation of premises and equipment	89,695	68,683	21,992
Net amortization of investment security
premiums	818	265	15
Deferred income taxes	66,000	(196,000)	(215,000)
Originations and purchases of loans held for
resale	(31,291,471)
Proceeds from sales of loans held for resale	29,035,692
Increase in accrued interest income and other
assets	(31,759)	(177,988)	(78,272)
Increase in accrued interest expense on deposits
and other liabilities	27,638	43,232	7,547

NET CASH USED BY OPERATING
ACTIVITIES	(1,764,590)	(261,696)	(611,291)

INVESTING ACTIVITIES
Proceeds from calls and maturities of investment
securities available for sale	73,415	31,572
Purchases of investment securities available
for sale			(151,254)
Purchases of investment securities held for
long-term investment	(55,400)
Net increase in portfolio loans	(5,890,339)	(25,705,734)	(4,724,238)
Proceeds from sales of premises and equipment	3,623	586
Purchases of premises and equipment	(84,402)	(27,435)	(427,266)

NET CASH USED BY INVESTING
ACTIVITIES	(5,953,103)	(25,701,011)	(5,302,758)

FINANCING ACTIVITIES
Net increase in demand deposits, NOW accounts
and savings accounts	6,703,788	9,564,327	1,767,029
Net increase in certificates of deposit	6,921,480	16,343,352	1,734,726
Net proceeds from issuance of common stock			5,000,002

NET CASH PROVIDED BY FINANCING
ACTIVITIES	13,625,268	25,907,679	8,501,757

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	5,907,575	(55,028)	2,587,708
Cash and cash equivalents at beginning of period	2,532,680	2,587,708

CASH AND CASH EQUIVALENTS AT
END OF PERIOD	$8,440,255	$2,532,680	$2,587,708

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Arrowhead Community Bank

December 31, 2002

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Presentation: Arrowhead Community Bank (the “Bank”) is a full-service commercial bank located in Glendale, Arizona. The Bank commenced operations in September 2000. The Bank is 87% owned by Capitol Bancorp Limited, a bank development company headquartered in Phoenix, Arizona and Lansing, Michigan.

The Bank provides a full range of banking services to individuals, businesses and other customers located in its community. A variety of deposit products are offered, including checking, savings, money market, individual retirement accounts and certificates of deposit. The principal market for the Bank’s financial services is the community in which it is located and the areas immediately surrounding that community.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, amounts due from banks (interest-bearing and noninterest-bearing), money-market funds and federal funds sold. Generally, federal funds transactions are entered into for a one-day period.

Loans Held For Resale: Loans held for resale represent residential real estate mortgage loans held for sale into the secondary market. Loans held for resale are stated at the aggregate lower of cost or market. Fees from the origination of loans held for resale are recognized in the period the loans are originated.

Investment Securities: Investment securities available for sale are carried at market value with unrealized gains and losses reported as a separate component of stockholders’ equity, net of tax effect (accumulated other comprehensive income). All other investment securities are classified as held for long-term investment and are carried at amortized cost, which approximates market value. Investments are classified at the date of purchase based on management’s analysis of liquidity and other factors. The adjusted cost of specific securities sold is used to compute realized gains or losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans, Credit Risk and Allowance for Loan Losses: Portfolio loans are carried at their principal balance based on management’s intent and ability to hold such loans for the foreseeable future until maturity or repayment.

NOTES TO FINANCIAL STATEMENTS

Arrowhead Community Bank

December 31, 2002

NOTE A—SIGNIFICANT ACCOUNTING POLICIES—Continued

Credit risk arises from making loans and loan commitments in the ordinary course of business. Consistent with the Bank’s emphasis on business lending, there are concentrations of credit in loans secured by commercial real estate, equipment and other business assets. The maximum potential credit risk to the Bank, without regard to underlying collateral and guarantees, is the total of loans and loan commitments outstanding. Management reduces the Bank’s exposure to losses from credit risk by requiring collateral and/or guarantees for loans granted and by monitoring concentrations of credit, in addition to recording provisions for loan losses and maintaining an allowance for loan losses.

The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated losses inherent in the portfolio at the balance sheet date. Management’s determination of the adequacy of the allowance is based on evaluation of the portfolio (including potential impairment of individual loans and concentrations of credit), past loss experience, current economic conditions, volume, amount and composition of the loan portfolio, loan commitments outstanding and other factors. The allowance is increased by provisions charged to operations and reduced by net charge-offs.

Interest and Fees on Loans: Interest income on loans is recognized based upon the principal balance of loans outstanding. Fees from origination of portfolio loans generally approximate the direct costs of successful loan originations.

The accrual of interest is generally discontinued when a loan becomes 90 days past due as to interest. When interest accruals are discontinued, interest previously accrued (but unpaid) is reversed. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest and the loan is in process of collection.

Premises and Equipment: Premises and equipment are stated on the basis of cost. Depreciation is computed principally by the straight-line method based upon estimated useful lives of the respective assets. Leasehold improvements are generally depreciated over the respective lease term.

Other Real Estate: Other real estate (included as a component of other assets; none at December 31, 2002 and 2001) comprises properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These properties held for sale are carried at the lower of cost or estimated fair value at the date acquired and are periodically reviewed for subsequent impairment.

NOTES TO FINANCIAL STATEMENTS

Arrowhead Community Bank

December 31, 2002

NOTE A—SIGNIFICANT ACCOUNTING POLICIES—Continued

Stock-Based Compensation: No stock-based compensation expense is recorded upon granting of stock options because such stock options are accounted for under the provisions of Accounting Principles Board (APB) Opinion 25 (and related interpretations) and are granted at an exercise price equal to the market price of common stock at grant date.

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, establishes an alternative fair value method of accounting for stock options whereby compensation expense would be recognized based on the computed fair value of the options on the grant date. By not electing this alternative, certain pro forma disclosures of the expense recognition provisions of Statement No. 123 are required, which are as follows:

	2002	2001	2000

Fair value assumptions:
Risk-free interest rate	4.5%	5.0%	7.0%
Dividend yield	--	--	--
Stock price volatility	.46	.39	.83
Expected option life	--	--	10 years
Aggregate estimated fair value of
options granted	--	--	$ 730,000
Net income (loss):
As reported	$ 117,229	$ (385,888)	(418,573)
Less pro forma compensation
expense regarding fair value
of stock option awards, net
of income tax effect	(96,360)	(96,360)	(96,360)

Pro forma	20,869	(482,248)	(514,933)
Net income (loss) per share:
Basic:
As reported	0.33	(1.08)	(1.17)
Pro forma	0.06	(1.35)	(1.44)
Diluted:
As reported	0.33	(1.08)	(1.17)
Pro forma	$ 0.06	$ (1.35)	$ (1.44)

Trust Assets and Related Income: Customer property, other than funds on deposit, held in a fiduciary or agency capacity by the Bank is not included in the balance sheet because it is not an asset of the Bank. Trust fee income is recorded on the accrual method.

Federal Income Taxes: The Bank is included in the consolidated federal income tax return of its parent, Capitol Bancorp Limited. The Bank provides for income taxes on separate tax return basis. Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred income taxes of a change in tax laws or rates is recognized in income in the period that includes the enactment date.

NOTES TO FINANCIAL STATEMENTS

Arrowhead Community Bank

December 31, 2002

NOTE A—SIGNIFICANT ACCOUNTING POLICIES—Continued

Net Income (Loss) Per Share: Net income (loss) per share is based on the weighted average number of common shares outstanding (357,143 shares). Diluted net income (loss) per share includes the dilutive effect of stock options (see Note G).

Comprehensive Income (Loss): Comprehensive income (loss) is the sum of net income (loss) and certain other items which are charged or credited to stockholders’ equity. For the periods presented, the Bank’s only element of comprehensive income (loss) other than net income (loss) was the net change in the market value adjustment for investment securities available for sale. Accordingly, the elements and total of comprehensive income (loss) are shown within the statement of changes in stockholders’ equity presented herein.

New Accounting Standards: Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets, requires that goodwill no longer be amortized and charged against earnings, but instead be reviewed for impairment. Amortization of goodwill ceased upon adoption of the Statement. This new standard requires that goodwill be reviewed periodically for impairment and, accordingly, impairment adjustments of goodwill be charged against earnings, when determined. As of December 31, 2002, the Bank had no recorded goodwill.

The FASB has also recently issued Statements No. 143 (Accounting for Asset Retirement Obligations), No. 144 (Accounting for the Impairment or Disposal of Long-Lived Assets), No. 145 (which updates, clarifies and simplifies certain existing accounting pronouncements — rescission of Statements No. 4, 44 and 64, amendment of Statement No. 13 and technical corrections) and No. 146 (Accounting for Costs Associated With Exit or Disposal Activities). These new standards have varying effective dates in 2002 and 2003 and, based on management’s analysis, are not expected to have a material effect on the Bank’s financial statements, upon implementation.

Statement No. 147, Acquisitions of Certain Financial Institutions, amends prior standards relating to some acquisitions of financial institutions, requiring such transactions to be accounted for in accordance with Statements No. 141 and 142. It had no material effect on the Bank’s financial statements, upon implementation.

Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, provides alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation and it amends the prior disclosure requirements of Statement No. 123 to require more prominent and frequent disclosures about the effects of stock-based compensation. As permitted, the Bank has retained its prior method of accounting for stock-based employee compensation.

NOTES TO FINANCIAL STATEMENTS

Arrowhead Community Bank

December 31, 2002

NOTE A—SIGNIFICANT ACCOUNTING POLICIES—Continued

FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others, expands disclosures about obligations under certain guarantees and, in addition, requires recording a liability for the fair value of the obligations undertaken in issuing the guarantee, applicable to guarantees issued or modified after December 31, 2002. This new guidance had no material impact on the Bank’s financial position or results of operations, upon implementation.

In 2001, the Securities and Exchange Commission, American Institute of Certified Public Accountants and Federal Financial Institutions Examination Council each issued new guidance (some of which remains to be finalized) on accounting for allowances for loan losses. While the new guidance does not change prior accounting rules in this area, it provides additional clarification and guidance on how the calculation, adequacy and approval of the allowances should be documented by management.

A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to the Bank’s financial statements.

NOTE B—INVESTMENT SECURITIES

Investment securities consisted of the following at December 31:

	2002		2001

	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value

Available for sale:
United States government
agency securities	$ 45,169	$ 47,544	$119,402	$122,086

Held for long-term investment:
Federal Home Loan Bank
stock	55,400	55,400	--	--

	$100,569	$102,944	$119,402	$122,086

Investment in Federal Home Loan Bank stock is restricted and may only be resold to or redeemed by the issuer.

NOTES TO FINANCIAL STATEMENTS

Arrowhead Community Bank

December 31, 2002

NOTE B—INVESTMENT SECURITIES—Continued

Gross unrealized gains on the investment securities available for sale were $2,375 and $2,684 at December 31, 2002 and 2001, respectively.

Scheduled maturities of investment securities as of December 31, 2002 were as follows:

	Amortized Cost	Estimated Market Value

After ten years	$ 45,169	$ 47,544
Securities held for long-term investment,
without stated maturities	55,400	55,400

	$100,569	$102,944

NOTE C—LOANS

Transactions in the allowance for loan losses are summarized below:

	2002	2001	2000

Balance at January 1	$ 457,000	$ 71,000	$ --
Provision charged to operations	221,568	386,000	71,000
Loans charged off (deduction)	(135,568)	--	--
Recoveries	--	--	--

Balance at December 31	$ 543,000	$ 457,000	$ 71,000

The amounts of the allowance for loan losses allocated in the following table are based on management’s estimate of losses inherent in the portfolio at the balance sheet date, and should not be interpreted as an indication of future charge-offs:

	December 31, 2002		December 31, 2002

	Amount	Percentage of Total Portfolio Loans	Amount	Percentage of Total Portfolio Loans

Commercial	$ 495,300	1.37%	$ 429,680	1.41%
Real estate mortgage	40,000	0.11	22,850	0.07
Installment	7,700	0.02	4,570	0.02

Total allowance for loan losses	$ 543,000	1.50%	$ 457,000	1.50%

NOTES TO FINANCIAL STATEMENTS

Arrowhead Community Bank

December 31, 2002

NOTE D—RELATED PARTIES TRANSACTIONS

In the ordinary course of business, the Bank makes loans to officers and directors of the Bank including their immediate families and companies in which they are principal owners. At December 31, 2002 and 2001, total loans to these persons approximated $1,865,000 and $2,423,000, respectively. During 2002, $116,000 of new loans were made to these persons and repayments totaled $674,000. Such loans are made at the Bank’s normal credit terms.

Such officers and directors of the Bank (and their associates, family and/or affiliates) are also depositors of the Bank. Such deposits are similarly made at the Bank’s normal terms as to interest rate, term and deposit insurance.

The Bank purchases certain data processing and management services from Capitol Bancorp Limited. Amounts paid for such services aggregated $306,000, $283,000 and $66,000 in 2002, 2001 and 2000, respectively.

NOTE E—PREMISES AND EQUIPMENT

Major classes of premises and equipment consisted of the following at December 31:

	2002	2001

Leasehold improvements	$ 124,104	$ 115,828
Equipment and furniture	409,862	338,242

	533,966	454,070
Less accumulated depreciation	(179,442)	(90,630)

	$ 354,524	$ 363,440

The Bank rents office space under an operating lease. Rent expense under this lease agreement approximated $141,000, $123,000 and $25,000 in 2002, 2001 and 2000, respectively.

NOTES TO FINANCIAL STATEMENTS

Arrowhead Community Bank

December 31, 2002

NOTE E—PREMISES AND EQUIPMENT—Continued

At December 31, 2002, future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year were as follows:

2003	$124,000
2004	129,000
2005	130,000
2006	134,000
2007	135,000
2008 and thereafter	307,000

Total	$959,000

NOTE F—DEPOSITS

The aggregate amount of time deposits of $100,000 or more approximated $20.8 million and $15.3 million as of December 31, 2002 and 2001, respectively.

At December 31, 2002, the scheduled maturities of time deposits of $100,000 or more were as follows:

2003	$11,254,000
2004	3,628,000
2005	100,000
2006	4,339,000
2007	1,499,000

Total	$20,820,000

Interest paid approximates amounts charged to operations on an accrual basis for the periods presented.

NOTE G—STOCK OPTIONS

At December 31, 2002, 60,000 stock options were outstanding which expire in 2010, all of which were granted in 2000 and vest ratably over a five-year period. Each option enables the holder to purchase one share of the Bank’s common stock at $14.00 per share.

NOTES TO FINANCIAL STATEMENTS

Arrowhead Community Bank

December 31, 2002

NOTE H—EMPLOYEE BENEFIT PLANS

Subject to eligibility requirements, the Bank’s employees participate in the employee benefit plans of Capitol Bancorp Limited. Amounts charged to expense by the Bank for these defined contribution plans approximated $41,000, $15,000 and $1,000 in 2002, 2001 and 2000, respectively.

NOTE I—INCOME TAXES

Federal income taxes (benefit) consists of the following components:

	2002	2001	2000

Current	$ --	$ --	$ --
Deferred	66,000	(196,000)	(215,000)

	$ 66,000	$(196,000)	$(215,000)

Net deferred income tax assets consisted of the following at December 31:

	2002	2001

Allowance for loan losses	$ 112,000	$ 81,000
Net operating loss carryforwards	203,000	281,000
Market value adjustment for investment
securities available for sale	(1,000)	(1,000)
Other, net	30,000	49,000

	$ 344,000	$ 410,000

No federal income taxes were paid during 2002, 2001 or 2000. As of December 31, 2002, the Bank has net operating loss carryforwards for federal income tax purposes of approximately $598,000, which expire at the following dates and amounts:

2020	$134,000
2021	464,000

$598,000

NOTES TO FINANCIAL STATEMENTS

Arrowhead Community Bank

December 31, 2002

NOTE J—ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying values and estimated fair values of financial instruments at December 31 were as follows (in thousands):

	2002		2001

	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Financial Assets:
Cash and cash equivalents	$ 8,440	$ 8,440	$ 2,533	$ 2,533
Loans held for resale	2,256	2,256
Investment securities:
Available for sale	48	48	122	122
Held for long-term investment	55	55

	103	103
Portfolio loans:
Fixed rate	19,948	20,069	16,133	16,065
Variable rate	16,237	16,565	14,297	14,480

Total portfolio loans	36,185	36,634	30,430	30,545
Less allowance for loan losses	(543)	(543)	(457)	(457)

Net portfolio loans	35,642	36,091	29,973	30,088

Financial Liabilities:
Deposits:
Noninterest-bearing	5,601	5,601	3,670	3,670
Interest-bearing:
Demand accounts	12,434	12,432	7,661	7,661
Time certificates of deposit less
than $100,000	4,180	4,196	2,795	2,799
Time certificates of deposit
$100,000 or more	20,820	21,530	15,283	15,785

Total interest-bearing deposits	37,434	38,158	25,739	26,245

Total deposits	43,035	43,759	29,409	29,915

Estimated fair values of financial assets and liabilities are based upon a comparison of current interest rates on financial instruments and the timing of related scheduled cash flows to the estimated present value of such cash flows using current estimated market rates of interest unless quoted market values or other fair value information is more readily available. Such estimates of fair value are not intended to represent market value or portfolio liquidation value, and only represent an estimate of fair values based on current financial reporting requirements.

NOTES TO FINANCIAL STATEMENTS

Arrowhead Community Bank

December 31, 2002

NOTE K—COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, various loan commitments are made to accommodate the financial needs of Bank customers. Such loan commitments include stand-by letters of credit, lines of credit, and various commitments for other commercial, consumer and mortgage loans. Stand-by letters of credit, when issued, commit the Bank to make payments on behalf of customers when certain specified future events occur and are used infrequently (none at December 31, 2002 and 2001). Other loan commitments outstanding consist of unused lines of credit and approved, but unfunded, specific loan commitments ($6.1 million and $11.2 million at December 31, 2002 and 2001, respectively).

These loan commitments (stand-by letters of credit and unfunded loans) generally expire within one year and are reviewed periodically for continuance or renewal. All loan commitments have credit risk essentially the same as that involved in routinely making loans to customers and are made subject to the Bank’s normal credit policies. In making these loan commitments, collateral and/or personal guarantees of the borrowers are generally obtained based on management’s credit assessment. Such loan commitments are also included in management’s evaluation of the adequacy of the allowance for loan losses.

The Bank is required to maintain an average reserve balance in the form of cash on hand and balances due from the Federal Reserve Bank and certain correspondent banks. The amounts of reserve balance required as of December 31, 2002 and 2001 were $29,000 and $25,000, respectively.

Deposits at the Bank are insured up to the maximum amount covered by FDIC insurance.

NOTE L—CAPITAL REQUIREMENTS

The Bank is subject to certain capital requirements. Federal financial institution regulatory agencies have established certain risk-based capital guidelines for banks. Those guidelines require all banks to maintain certain minimum ratios and related amounts based on “Tier 1” and “Tier 2” capital and “risk-weighted assets” as defined and periodically prescribed by the respective regulatory agencies. Failure to meet these capital requirements can result in severe regulatory enforcement action or other adverse consequences for a depository institution, and, accordingly, could have a material impact on the Bank’s financial statements.

NOTES TO FINANCIAL STATEMENTS

Arrowhead Community Bank

December 31, 2002

NOTE L—CAPITAL REQUIREMENTS—Continued

Under the regulatory capital adequacy guidelines and related framework for prompt corrective action, the specific capital requirements involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by regulatory agencies about components, risk weighting and other factors.

As a condition of charter approval, the Bank is required to maintain a core capital (Tier 1) to average total assets of not less than 8% and an allowance for loan losses of not less than 1% of portfolio loans for the first three years of operations.

As of December 31, 2002, the most recent notification received by the Bank from regulatory agencies has advised that the Bank is classified as “well-capitalized” as that term is defined by the applicable agencies. There are no conditions or events since those notifications that management believes would change the regulatory classification of the Bank.

Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

The Bank’s various amounts of regulatory capital and related ratios as of December 31, 2002 and 2001 are summarized below (amounts in thousands):

	2002	2001

Tier 1 capital to average total assets:
Minimum required amount	>=$3,750	>=$2,672
Actual amount	$3,968	$3,785
Ratio	8.46%	11.33%

Tier 1 capital to risk-weighted assets:
Minimum required amount(1)	>=$1,591	>=$1,341
Actual amount	$3,968	$3,785
Ratio	9.98%	11.28%

Combined Tier 1 and Tier 2 capital to risk-weighted assets:
Minimum required amount(2)	>=$3,182	>=$2,684
Amount required to meet "Well-Capitalized" category(3)	$3,977	$3,354
Actual amount	$4,466	$4,205
Ratio	11.23%	12.54%

(1)	The minimum required ratio of Tier 1 capital to risk-weighted assets is 4%.
(2)	The minimum required ratio of Tier 1 and Tier 2 capital to risk-weighted assets is 8%.
(3)	In order to be classified as a ‘well-capitalized’ institution, the ratio of Tier 1 and Tier 2 capital to risk-weighted assets must be 10% or more.

ANNEX E

FINANCIAL AND OTHER INFORMATION REGARDING
CAPITOL BANCORP LIMITED

The following items accompany this Proxy Statement/Prospectus as mailed to the shareholders of Arrowhead Community Bank:

-	Report on Form 10-Q for period ended September 30, 2003
-	Report on Form 10-Q for period ended June 30, 2003
-	Report on Form 10-Q for period ended March 31, 2003
-	Annual report to shareholders for year ended December 31, 2002
-	Annual report on Form 10-K for year ended December 31, 2002
-	Proxy statement for Capitol's Special Meeting of Shareholders held on May 8, 2003

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ANNEX F

EXCERPTS OF ARIZONA REVISED STATUTES
(SECTIONS 10-1301 THROUGH 10-1331)
REGARDING DISSENTERS’ RIGHTS

10-1301. Definitions
In this article, unless the context otherwise requires:

1.     “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

2.     “Corporation” means the issuer of the shares held by a dissenter before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

3.     “Dissenter” means a shareholder who is entitled to dissent from corporate action under section 10-1302 and who exercises that right when and in the manner required by article 2 of this chapter.

4.     “Fair value” with respect to a dissenter’s shares means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion is inequitable.

5.     “Interest” means interest from the effective date of the corporate action until the date of payment at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under the circumstances.

6.     “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

7.     “Shareholder” means the record shareholder or the beneficial shareholder.

10-1302.     Right to dissent
A.    A shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder’s shares in the event of any of the following corporate actions:

1.     Consummation of a plan of merger to which the corporation is a party if either:

(a)     Shareholder approval is required for the merger by section 10-1103 or the articles of incorporation and if the shareholder is entitled to vote on the merger.

(b)     The corporation is a subsidiary that is merged with its parent under section 10-1104.

2.     Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

3.     Consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to a court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale.

4.     An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it either:

(a)     Alters or abolishes a preferential right of the shares.

(b)     Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares.

(c)     Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities.

(d)     Excludes or limits the right of the shares to vote on any matter or to cumulate votes other than a limitation by dilution through issuance of shares or other securities with similar voting rights.

(e)     Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 10-604.

5.     Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, the bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

B.     A shareholder entitled to dissent and obtain payment for his shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

C.     This section does not apply to the holders of shares of any class or series if the shares of the class or series are redeemable securities issued by a registered investment company as defined pursuant to the investment company act of 1940 (15 United States Code section 80a-1 through 80a-64).

D.     Unless the articles of incorporation of the corporation provide otherwise, this section does not apply to the holders of shares of a class or series if the shares of the class or series were registered on a national securities exchange, were listed on the national market systems of the national association of securities dealers automated quotation system or were held of record by at least two thousand shareholders on the date fixed to determine the shareholders entitled to vote on the proposed corporate action.

10-1303.     Dissent by nominees and beneficial owners
A.    A record shareholder may assert dissenters’ rights as to fewer than all of the shares registered in the record shareholder’s name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the record shareholder dissents and the record shareholder’s other shares were registered in the names of different shareholders.

B.     A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if both:

1.     The beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights.

2.     The beneficial shareholder does so with respect to all shares of which the beneficial shareholder is the beneficial shareholder or over which the beneficial shareholder has power to direct the vote.

10-1320.     Notice of dissenters’ rights
A.    If proposed corporate action creating dissenters’ rights under section 10-1302 is submitted to a vote at a shareholders’ meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters’ rights under this article and shall be accompanied by a copy of this article.

B.     If corporate action creating dissenters’ rights under section 10-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and shall send them the dissenters’ notice described in section 10-1322.

10-1321.     Notice of intent to demand payment
A.    If proposed corporate action creating dissenters’ rights under section 10-1302 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights shall both:

1.     Deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated.

2.     Not vote the shares in favor of the proposed action.

B.     A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for the shares under this article.

10-1322.     Dissenters’ notice
A.    If proposed corporate action creating dissenters’ rights under section 10-1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of section 10-1321.

B.     The dissenters’ notice shall be sent no later than ten days after the corporate action is taken and shall:

1.     State where the payment demand must be sent and where and when certificates for certificated shares shall be deposited.

2.     Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received.

3.     Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date.

4.     Set a date by which the corporation must receive the payment demand, which date shall be at least thirty but not more than sixty days after the date the notice provided by subsection A of this section is delivered.

5.     Be accompanied by a copy of this article.

10-1323.     Duty to demand payment
A.    A shareholder sent a dissenters’ notice described in section 10-1322 shall demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to section 10-1322, subsection B, paragraph 3 and deposit the shareholder’s certificates in accordance with the terms of the notice.

B.     A shareholder who demands payment and deposits the shareholder’s certificates under subsection A of this section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

C.     A shareholder who does not demand payment or does not deposit the shareholder’s certificates if required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this article.

10-1324.     Share restrictions
A.    The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions are released under section 10-1326.

B.     The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

10-1325.     Payment
A.    Except as provided in section 10-1327, as soon as the proposed corporate action is taken, or if such action is taken without a shareholder vote, on receipt of a payment demand, the corporation shall pay each dissenter who complied with section 10-1323 the amount the corporation estimates to be the fair value of the dissenter’s shares plus accrued interest.

B.     The payment shall be accompanied by all of the following:

1.     The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year and the latest available interim financial statements, if any.

2.     A statement of the corporation’s estimate of the fair value of the shares.

3.     An explanation of how the interest was calculated.

4.     A statement of the dissenter’s right to demand payment under section 10-1328.

5.     A copy of this article.

10-1326.     Failure to take action
A.    If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

B.     If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters’ notice under section 10-1322 and shall repeat the payment demand procedure.

10-1327.     After-acquired shares
A.    A corporation may elect to withhold payment required by section 10-1325 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

B.     To the extent the corporation elects to withhold payment under subsection A of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares plus accrued interest and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated and a statement of the dissenters’ right to demand payment under section 10-1328.

10-1328.     Procedure if shareholder dissatisfied with payment or offer
A.    A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due and either demand payment of the dissenter’s estimate, less any payment under section 10- 1325, or reject the corporation’s offer under section 10-1327 and demand payment of the fair value of the dissenter’s shares and interest due, if either:

1.     The dissenter believes that the amount paid under section 10-1325 or offered under section 10-1327 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated.

2.     The corporation fails to make payment under section 10-1325 within sixty days after the date set for demanding payment.

3.     The corporation, having failed to take the proposed action, does not return the deposited certificates or does not release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

B.     A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

10-1330.     Court action
A.    If a demand for payment under section 10-1328 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and shall petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

B.     The corporation shall commence the proceeding in the court in the county where a corporation’s principal office or, if none in this state, its known place of business is located. If the corporation is a foreign corporation without a known place of business in this state, it shall commence the proceeding in the county in this state where the known place of business of the domestic corporation was located.

C.     The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties shall be served with a copy of the petition. Nonresidents may be served by certified mail or by publication as provided by law or by the Arizona rules of civil procedure.

D.     The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. There is no right to trial by jury in any proceeding brought under this section. The court may appoint a master to have the powers and authorities as are conferred on masters by law, by the Arizona rules of civil procedure or by the order of appointment. The master’s report is subject to exceptions to be heard before the court, both on the law and the facts. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

E.     Each dissenter made a party to the proceeding is entitled to judgment either:

1.     For the amount, if any, by which the court finds the fair value of his shares plus interest exceeds the amount paid by the corporation.

2.     For the fair value plus accrued interest of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under section 10-1327.

10-1331.     Court costs and attorney fees
A.    The court in an appraisal proceeding commenced under section 10-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of any master appointed by the court. The court shall assess the costs against the corporation, except that the court shall assess costs against all or some of the dissenters to the extent the court finds that the fair value does not materially exceed the amount offered by the corporation pursuant to sections 10-1325 and 10-1327 or that the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under section 10-1328.

B.     The court may also assess the fees and expenses of attorneys and experts for the respective parties in amounts the court finds equitable either:

1.     Against the corporation and in favor of any or all dissenters if the court finds that the corporation did not substantially comply with the requirements of article 2 of this chapter.

2.     Against the dissenter and in favor of the corporation if the court finds that the fair value does not materially exceed the amount offered by the corporation pursuant to sections 10-1325 and 10-1327.

3.     Against either the corporation or a dissenter in favor of any other party if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

C.     If the court finds that the services of an attorney for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

        [The remainder of this page intentionally left blank]

PART II

Item 20. Indemnification of Directors and Officers.

        Sections 561 – 571 of the Michigan Business Corporation Act (“MBCA”), grant the Registrant broad powers to indemnify any person in connection with legal proceedings brought against him by reason of his present or past status as an officer or director of the Registrant, provided that the person acted in good faith and in a manner he reasonably believed to be in (when acting in an official capacity) or not opposed to (when acting in all other circumstances) the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The MBCA also gives the Registrant powers to indemnify any such person against reasonable expenses in connection with any action by or in the right of the Registrant, provided the person acted in good faith and in a manner he reasonably believed to be in (when acting in an official capacity) or not opposed to (when acting in all other circumstances) the best interests of the Registrant, except that no indemnification may be made if such person is adjudged to be liable to the Registrant, or in connection with any proceeding charging improper personal benefit to the director whether or not involving action in the director’s official capacity, in which the director was held liable on the basis that the personal benefit was improperly received by the director. In addition, to the extent that any such person is successful in the defense of any such legal proceeding, the Registrant is required by the MBCA to indemnify him against expenses, including attorneys’ fees, that are actually and reasonably incurred by him in connection therewith.

        The Registrant’s Articles of Incorporation contain provisions entitling directors and executive officers of the Registrant to indemnification against certain liabilities and expenses to the full extent permitted by Michigan law.

        Under an insurance policy maintained by the Registrant, the directors and officers of the Registrant are insured within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, actions, suits or proceedings, which may be brought against them by reason of being or having been such directors and officers.

Item 21. Exhibits And Financial Statement Schedules.

(a)	Exhibits. Reference is made to the Exhibit Index at Page II-7 of the Registration Statement.

(b)

All Financial Statements Schedules are omitted in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002 because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto that are incorporated herein by reference.

Item 22. Undertakings.

(A)	The undersigned Registrant hereby undertakes:

	(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this Registration Statement; provided, however, that the undertakings set forth in paragraphs (1)(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B)	The undersigned Registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)	The undersigned Registrant hereby undertakes:

(1)	That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(D)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(E)	The undersigned Registrant hereby undertakes:

(1)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(2)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Lansing, Michigan on November 12, 2003.

CAPITOL BANCORP LIMITED
By:	/s/ JOSEPH D. REID JOSEPH D. REID Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph D. Reid, Cristin Reid English, and Lee W. Hendrickson and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, including any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on November 12, 2003.

Signature	Title

/s/ JOSEPH D. REID JOSEPH D. REID	Chairman of the Board and Chief Executive Officer, Director (Principal Executive Officer)

/s/ LEE W. HENDRICKSON LEE W. HENDRICKSON	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ ROBERT C. CARR ROBERT C. CARR	Executive Vice President, Treasurer, Director

/s/ DAVID O'LEARY DAVID O'LEARY	Secretary, Director

/s/ LOUIS G. ALLEN LOUIS G. ALLEN	Director

/s/ PAUL R. BALLARD PAUL R. BALLARD	Director

/s/ DAVID L. BECKER DAVID L. BECKER	Director

/s/ DOUGLAS E. CRIST DOUGLAS E. CRIST	Director

/s/ MICHAEL J. DEVINE MICHAEL J. DEVINE	Director

JAMES C. EPOLITO	Director

/s/ GARY A. FALKENBERG GARY A. FALKENBERG	Director

JOEL I. FERGUSON	Director

Signature	Title

/s/ KATHLEEN A. GASKIN KATHLEEN A. GASKIN	Director

/s/ H. NICHOLAS GENOVA H. NICHOLAS GENOVA	Director

/s/ MICHAEL F. HANNLEY MICHAEL F. HANNLEY	Director

/s/ LEWIS D. JOHNS LEWIS D. JOHNS	Director

/s/ MICHAEL L. KASTEN MICHAEL L. KASTEN	Director

/s/ JOHN S. LEWIS JOHN S. LEWIS	President, Western Regions, Director

/s/ HUMBERTO S. LOPEZ HUMBERTO S. LOPEZ	Director

LEONARD MAAS	Director

/s/ LYLE W. MILLER LYLE W. MILLER	Director

/s/ KATHRYN L. MUNRO KATHRYN L. MUNRO	Director

/s/ MYRL D. NOFZIGER MYRL D. NOFZIGER	Director

/s/ CRISTIN REID ENGLISH CRISTIN REID ENGLISH	Chief Administrative Officer, Director

/s/ RONALD K. SABLE RONALD K. SABLE	Director

EXHIBIT INDEX

Exhibit No.	Description

2.1	Plan of Share Exchange (included in the Proxy Statement/Prospectus as Annex A).

5	Opinion of Brian K. English, General Counsel, as to the validity of the shares.

8	Tax Opinion of Miller, Canfield, Paddock and Stone, PLC (included in the Proxy Statement/Prospectus as Annex C).

23.1a	Consent of BDO Seidman, LLP.

23.1b	Consent of BDO Seidman, LLP.

23.2	Consent of Miller, Canfield, Paddock and Stone, PLC (included in Exhibit 8).

23.4	Consent of JMP Financial, Inc. (financial advisor).

24	Power of Attorney (included on signature page of the Registration Statement).

99	Form of proxy for the Special Meeting of Shareholders of Arrowhead Community Bank.

EXHIBIT 5

[Letterhead of Capitol Bancorp Ltd.]

November 12, 2003

Capitol Bancorp Ltd.
200 Washington Sq. N.
Lansing, MI 48933

        RE: Registration Statement on Form S-4

Ladies and Gentlemen:

        I have represented Capitol Bancorp Ltd. (“Capitol”) in connection with the preparation of a Registration Statement on Form S-4 (the “Registration Statement”) registering shares (the “Shares”) of Capitol’s common stock, no par value, under the Securities Act of 1933, as amended (the “Act”), to be issued in connection with Capitol’s Plan of Share Exchange with the shareholders of Arrowhead Community Bank other than Capitol.

        In connection with this opinion, I have reviewed (a) the Registration Statement, (b) Capitol’s Articles of Incorporation, as amended, (c) Capitol’s By-laws, as amended, (d) the Resolutions adopted by Capitol’s board, and (e) such corporate records of Capitol, such certificates of public officials, officers and representatives of Capitol and such other certificates and instruments and have made such investigations of law as I have deemed appropriate for purposes of giving the opinion expressed.

        Based upon the foregoing, I am of the opinion that the Shares, when issued as described in the Registration Statement, will be validly issued, fully paid and non-assessable.

Sincerely,

/s/ Brian K. English
Brian K. English
General Counsel

EXHIBIT 23.1a

Consent of Independent Certified Public Accountants

Capitol Bancorp Limited
Lansing, Michigan

We hereby consent to the use in the proxy statement/prospectus constituting a part of the Registration Statement on Form S-4 of our report dated January 31, 2003 relating to the consolidated financial statements of Capitol Bancorp Limited, which is attached to that proxy statement/prospectus, and to the incorporation in the proxy statement/prospectus by reference of our report dated January 31, 2003, related to the consolidated financial statements of Capitol Bancorp Limited appearing in the Company’s 2002 Annual Report to shareholders, which is incorporated by reference in the Company’s annual report on Form 10-K for the year ended December 31, 2002. We also consent to the reference to us under the caption “Experts” in the proxy statement/prospectus.

/s/ BDO SEIDMAN, LLP

Grand Rapids, Michigan
November 12, 2003

EXHIBIT 23.1b

Consent of Independent Certified Public Accountants

Arrowhead Community Bank
Glendale, Arizona

We hereby consent to the use in the proxy statement/prospectus constituting a part of the Registration Statement on Form S-4 of Capitol Bancorp Limited of our report dated January 31, 2003 relating to the financial statements of Arrowhead Community Bank which is contained in the proxy statement/prospectus. We also consent to the reference to us under the caption “Experts” in the proxy statement/prospectus.

/s/ BDO SEIDMAN, LLP

Los Angeles, California
November 12, 2003

EXHIBIT 23.4

November 12, 2003

Capitol Bancorp Limited
200 Washington Square North, 4th Floor
Lansing, Michigan 48933

        Re: Arrowhead Community Bank

Ladies and Gentlemen:

        JMP Financial, Inc. hereby consents to your including a copy of the fairness opinion in the proxy statement/prospectus with regards to Arrowhead Community Bank and to the reference to this firm in the proxy statement/prospectus as financial advisor to Arrowhead Community Bank and under the caption “Opinion of Financial Adviser”.

Very truly yours, /s/ John Palffy John Palffy President

EXHIBIT 99

ARROWHEAD COMMUNITY BANK

PROXY FOR SPECIAL MEETING OF SHAREHOLDERS

To Be Held On ____________, 2003

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS.

        The undersigned shareholder of ARROWHEAD COMMUNITY BANK hereby appoints _____________ and ______________ to represent the undersigned at the meeting of the shareholders of ARROWHEAD COMMUNITY BANK to be held on_________, 2003, at _____a.m. (local time), at Arrowhead Community Bank, 17235 North 75th Avenue, Suite B100, Glendale, Arizona 85308, and at any adjournments or postponements thereof, and to vote the number of shares the undersigned would be entitled to vote if personally present at the meeting on the matters listed below.

        When properly executed, this proxy will be voted in the manner directed by the undersigned shareholder and in the discretion of the proxy holder as to any other matter that may come before the meeting of shareholders and at any adjournment or postponement thereof. If no direction is given, this proxy will be voted “FOR” the proposal to approve and adopt the Plan of Share Exchange and in the discretion of the proxy holder as to any other matter that may properly come before the meeting or any adjournments or postponements thereof.

        WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, YOU ARE URGED TO COMPLETE, DATE, AND PROMPTLY RETURN THIS PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING.

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE PLAN OF SHARE EXCHANGE.

    1.        Proposal to approve and adopt the Plan of Share Exchange, dated as of ____________, 2003, between and among CAPITOL BANCORP LIMITED and the shareholders of ARROWHEAD COMMUNITY BANK to exchange the shares of common stock of ARROWHEAD COMMUNITY BANK not now held by CAPITOL BANCORP LIMITED for shares of common stock of CAPITOL BANCORP LIMITED according to the terms of the Plan of Share Exchange. After the share exchange, ARROWHEAD COMMUNITY BANK will be a wholly-owned subsidiary of CAPITOL BANCORP LIMITED.

    [_]        FOR [_] AGAINST [_] ABSTAIN

    2.        In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the Meeting.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, IT SHALL BE VOTED FOR PROPOSAL 1.

Dated: ______________, 2003

Number of Shares of Common Stock

Signature (and title if applicable)

Signature (if held jointly)

Please sign your name exactly as it appears on your stock certificate. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the President or other authorized officer. If a partnership, please sign in partnership name by authorized person.